FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF MARCH, 2004


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


               30 HASIVIM STREET  o  PETAH TIKVA 49133  o  ISRAEL
                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)

Attached hereto and incorporated herein by reference are the Registrant's Audited Consolidated Financial Statements as at December 31, 2003, including independent auditors' reports.

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ECI TELECOM LTD.
                                         (Registrant)


                                         By:     /s/ Martin Ossad
                                                 --------------------------
                                         Name:   Martin Ossad
                                         Title:  Corporate Vice President
                                                 & General Counsel



Dated:  Wednesday, March 24, 2004

                                ECI TELECOM LTD.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                             AS AT DECEMBER 31, 2003

                                                                ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------


CONTENTS


                                                                            PAGE


Report of Independent Accountants


Consolidated Balance Sheets as of
 December 31, 2003 and 2002                                                   3


Consolidated Statements of Operations for the Years
 ended December 31, 2003, 2002 and 2001                                       4


Consolidated Statements of Other Comprehensive Income (Loss) for the
 Years ended December 31, 2003, 2002 and 2001                                 5


Consolidated Statement of Changes in Shareholders' Equity for the
 Years ended December 31, 2003, 2002 and 2001                                 6


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2003, 2002 and 2001                                 8


Notes to the Consolidated Financial Statements                               11

[KPMG LOGO]

          SOMEKH CHAIKIN

          Mail address        Office address           Telephone  972 3 684 8000
          PO Box 609          KPMG Millennium Tower    Fax 972 3 684 8444
          Tel Aviv 61006      17 Ha'arba'a Street
          Israel              Tel Aviv 61070
                              Israel


REPORT OF INDEPENDENT
ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ECI TELECOM LTD.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 7.8% and 6.4% of total consolidated assets at December 31, 2003 and 2002 respectively and whose revenues constitute approximately 6.9%, 7.3% and 5.5% of consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the above-mentioned subsidiaries, is based solely upon the reports of the other auditors. The Company's investment in affiliated companies at December 31, 2003 and 2002, was $ 19,646 thousand and $ 23,240 thousand, respectively, and its equity in losses of the said companies was $ 4,334 thousand, $ 3,055 thousand and $ 983 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for the said companies is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, the consolidated financial statements refered to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, comprehensive income (loss), changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1A(8), the Company restated its consolidated financial statements for the year ended December 31, 2002.

/s/ Somekh Chaikin
-----------------------
Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

March 23, 2004

[GRAPHIC]  Somekh Chaikin, a partnership registered under
           the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                                      2003               2002
                                                                 --------------     --------------
                                                                                      RESTATED(*)
                                                       NOTE      $ IN THOUSANDS     $ IN THOUSANDS
                                                     -------     --------------     --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                               17A          145,375            356,649
Short-term investments                                2,17B           44,945              6,840
Receivables:
 Trade                                                  17C          166,739            207,315
 Other                                                  17D           17,097             24,194
Prepaid expenses                                                       5,711              4,349
Work in progress                                                      10,498             13,690
Inventories                                               3          122,993            149,747
Assets - discontinued operations                         21            2,315             20,648
                                                                    --------         ----------
TOTAL CURRENT ASSETS                                                 515,673            783,432
                                                                    --------         ----------

LONG-TERM RECEIVABLES AND RELATED DEPOSITS, NET           4          106,645            132,173
                                                                    --------         ----------

LONG-TERM DEPOSITS AND MARKETABLE SECURITIES              2           65,803                 --
                                                                    --------         ----------

INVESTMENTS                                               5           28,916             36,202
                                                                    --------         ----------

PROPERTY, PLANT AND EQUIPMENT                             6
Cost                                                                 281,491            281,449
Less - accumulated depreciation                                      158,239            142,862
                                                                    --------         ----------

                                                                     123,252            138,587
                                                                    --------         ----------

SOFTWARE DEVELOPMENT COSTS, NET                           7           16,289             20,082
                                                                    --------         ----------

GOODWILL AND OTHER INTANGIBLE ASSETS, NET                 8           12,186             21,045
                                                                    --------         ----------

OTHER ASSETS                                            15F            8,801             16,795
                                                                    --------         ----------

TOTAL ASSETS                                                         877,565          1,148,316
                                                                    ========         ==========


/s/ Shlomo Dovrat                        /s/ Giora Bitan
----------------------------             ------------------------------
Shlomo Dovrat                            Giora Bitan
Chairman of the Board                    Executive Vice President and
                                         Chief Financial Officer

March 23, 2004

                                                                ECI Telecom Ltd.
--------------------------------------------------------------------------------

                                                                                 2003               2002
                                                                            --------------     --------------
                                                                                                 RESTATED(*)
                                                                  NOTE      $ IN THOUSANDS     $ IN THOUSANDS
                                                                -------     --------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans and current maturities of long-term debts      9A, 17E           30,000            230,012
Trade payables                                                                    56,685             41,221
Other payables and accrued liabilities                              17F          118,026            133,826
Liabilities - discontinued operations                                21              735             12,148
                                                                                ---------        ----------

TOTAL CURRENT LIABILITIES                                                        205,446            417,207
                                                                                ---------        ----------

LONG-TERM LIABILITIES
Banks loans                                                          9A           30,000                 --
Other liabilities                                                    9B            6,015              8,379
Liability for employee severance benefits, net                       10           26,600             26,357
                                                                                ---------        ----------

TOTAL LONG-TERM LIABILITIES                                                       62,615             34,736
                                                                                ---------        ----------

TOTAL LIABILITIES                                                                268,061            451,943
                                                                                ---------        ----------

MINORITY INTERESTS                                                                39,999             56,756
                                                                                ---------        ----------

COMMITMENTS AND CONTINGENCIES                                        11

SHAREHOLDERS' EQUITY                                                 12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 107,512,612
 shares as of December 31, 2002 and 108,038,063
 as of December 31, 2003                                                           6,163              6,152
Capital surplus                                                                  662,903            658,425
Accumulated other comprehensive loss                                              (5,393)            (1,832)
Retained deficit                                                                 (94,168)           (23,128)
                                                                                ---------        ----------

TOTAL SHAREHOLDERS' EQUITY                                                       569,505            639,617
                                                                                ---------        ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        877,565         1,148,316
                                                                                =========        ==========

(*) See Note 1A(8)


The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                         2003            2002             2001
                                                                       -------         --------         -------
                                                                                      RESTATED (*)
                                                                                      ------------
                                                          NOTE         $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                        --------       -----------------------------------------
Revenues                                                    17G        421,424          602,860         871,748
Cost of revenues                                        17H; 20        256,753          379,480         725,431
                                                                     ---------       ----------      ----------
GROSS PROFIT                                                           164,671          223,380         146,317

Research and development costs, net                         17I         72,120           89,331         120,755
Selling and marketing expenses                              17J         87,940          110,996         135,898
General and administrative expenses                         17K         55,929           91,355          76,818
Amortization of acquisition-related intangible
 assets                                                      19          1,773            1,760          10,187
Impairment of assets                                         20          6,686            3,725          96,526
Loss from exchange of assets                                 20             --            6,783              --
Liability for royalties payable to the Chief
 Scientist                                                 11C3             --               --           8,394
Restructuring and spin off expenses                          20          8,394               --          19,381
Purchase of in process research and development              19             --               --             916
                                                                     ---------       ----------      ----------
Operating loss                                                         (68,171)         (80,570)       (322,558)
Financial expenses                                          17L         (8,342)         (18,375)        (26,667)
Financial income                                            17L          7,791           24,342          31,784
Other expenses - net                                        17M         (5,386)        (11,087))        (32,192)
                                                                     ---------       ----------      ----------
Loss from continuing operations
 before taxes on income                                                (74,108)         (85,690)       (349,663)
Taxes on income                                              15         (2,163)          (8,427)            290
                                                                     ---------       ----------      ----------
Loss from continuing operations
 after taxes on income                                                 (76,271)         (94,117)       (349,343)
Company's equity in results of
 investee companies, net                                                (4,334)          (3,055)           (983)
Minority interest in income (loss) of
 subsidiaries net of taxes                                              14,936            1,084          (1,820)
                                                                     ---------       ----------      ----------
Loss from continuing operations                                        (65,669)         (96,088)       (352,146)
Cumulative effect of accounting change, net of taxes          1U            --             (550)          1,710
Discontinued operations:
Loss on discontinued operations, net                          21        (5,371)         (65,830)        (61,940)
                                                                     ---------       ----------      ----------

Net loss                                                               (71,040)        (162,468)       (412,376)
                                                                     =========       ==========      ==========

LOSS PER SHARE                                               17O
Basic and diluted loss per share for:
Continuing operations                                                    (0.61)           (0.91)          (3.79)
Cumulative effect of accounting change, net                                 --            (0.01)           0.02
Discontinued operations                                                  (0.05)           (0.62)          (0.67)
                                                                     ---------       ----------      ----------

Net loss                                                                 (0.66)           (1.54)          (4.44)
                                                                     =========       ==========      ==========

(*) See Note 1A(8)

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                   2003              2002               2001
                                                              --------------    --------------     --------------
                                                                                 RESTATED (*)
                                                                                --------------
                                                              $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                              --------------    --------------     --------------
Net loss                                                          (71,040)         (162,468)          (412,376)
Other comprehensive income (loss):
Cumulative effect of an accounting change, net                         --                --             (2,631)
Realization of gain on available for sale securities                   --                --              5,229
Unrealized gains (losses) from changes in the fair value
 of financial instruments                                          (4,843)           (3,632)             4,431
Unrealized holding gains (losses) on available for sale
 securities arising during the year, net                            1,282                --             (6,527)
                                                                ---------        ----------         ----------

Total other comprehensive income (loss)                            (3,561)           (3,632)               502
                                                                ---------        ----------         ----------

Comprehensive loss                                                (74,601)         (166,100)          (411,874)
                                                                =========        ==========         ==========





(*) See Note 1A(8)


The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                             ACCUMULATED
                                                                                                                 OTHER
                                                                 NUMBER            SHARE        CAPITAL     COMPREHENSIVE
                                                             OF SHARES(1)         CAPITAL       SURPLUS     INCOME (LOSS)
                                                             ------------         -------       -------     -------------
                                                                           $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                             -------------------------------------------------------------
Balance at January 1, 2001                                    92,358,907           5,873        681,806           1,298

CHANGES DURING 2001 -
Net loss for the year ended December 31, 2001                         --              --             --              --

Cumulative effect of an accounting change, net (Note 1U(2))           --              --             --          (2,631)

Realization of gain on available for sale securities, net             --              --             --           5,229

Net unrealized loss on available for sale securities                  --              --             --          (6,527)

Amortization of deferred compensation expenses                        --              --          3,208              --

Net unrealized gain on financial instruments                          --              --             --           4,431

Sale of Treasury stock                                         1,214,642              --        (28,400)             --
                                                             -----------         -------       --------         -------

Balance at December 31, 2001                                  93,573,549           5,873        656,614           1,800
                                                             ===========         =======       ========         =======

                                                               RETAINED                     TOTAL
                                                               EARNINGS       TREASURY  SHAREHOLDERS'
                                                             (NOTE 15A1)       STOCK        EQUITY
                                                             -----------     --------   -------------
                                                               $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                            -----------------------------------------
Balance at January 1, 2001                                     585,943       (117,490)     1,157,430

CHANGES DURING 2001 -
Net loss for the year ended December 31, 2001                 (412,376)            --       (412,376)

Cumulative effect of an accounting change, net (Note 1U(2))         --             --         (2,631)

Realization of gain on available for sale securities, net           --             --          5,229

Net unrealized loss on available for sale securities                --             --         (6,527)

Amortization of deferred compensation expenses                      --             --          3,208

Net unrealized gain on financial instruments                        --             --          4,431

Sale of Treasury stock                                              --         34,492          6,092
                                                             ---------       --------      ---------

Balance at December 31, 2001                                   173,567        (82,998)       754,856
                                                             =========       ========      =========


(1) Issued and outstanding.


The accompanying notes are an integral part of the financial statements.

                                                         ECI Telecom Ltd.

-------------------------------------------------------------------------

                                                                                                             ACCUMULATED
                                                                                                                 OTHER
                                                                 NUMBER            SHARE        CAPITAL     COMPREHENSIVE
                                                             OF SHARES(1)         CAPITAL       SURPLUS     INCOME (LOSS)
                                                             ------------         -------       -------     -------------
                                                                           $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                             -------------------------------------------------------------
Balance at January 1, 2002                                    93,573,549           5,873        656,614           1,800

CHANGES DURING 2002 -
Net loss for the year ended December 31, 2002                         --              --             --              --
Share issuance, net                                           13,160,000             263             --              --
Share issuance to employees and others                           779,063              16          1,960              --
Amortization of deferred compensation expenses                        --              --           (149)             --
Net unrealized loss on financial instruments                          --              --             --          (3,632)

                                                             -----------         -------       --------         -------
Balance at December 31, 2002                                 107,512,612           6,152        658,425          (1,832)

CHANGES DURING 2003 -
Net loss for the year ended December 31, 2003                         --              --             --              --
Share issuance to employees                                      424,633               8            647              --
Employees stock options exercised and paid, net                  100,818               3            263              --
Amortization of deferred compensation expenses                        --              --          3,568              --
Net unrealized gain on available for sale securities                  --              --             --           1,282
Net unrealized loss on financial instruments                          --              --             --          (4,843)
                                                             -----------         -------       --------         -------

Balance at December 31, 2003                                 108,038,063           6,163        662,903          (5,393)
                                                             ===========         =======       ========         =======

                                                               RETAINED                     TOTAL
                                                               EARNINGS       TREASURY  SHAREHOLDERS'
                                                             (NOTE 15A1)       STOCK        EQUITY
                                                             -----------     --------   -------------
                                                               $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                            -----------------------------------------
Balance at January 1, 2002                                    173,567        (82,998)       754,856

CHANGES DURING 2002 -
Net loss for the year ended December 31, 2002                (162,468)            --       (162,468)
Share issuance, net                                           (34,227)        82,998         49,034
Share issuance to employees and others                             --             --          1,976
Amortization of deferred compensation expenses                     --             --           (149)
Net unrealized loss on financial instruments                       --             --         (3,632)
                                                            ---------       --------      ---------

Balance at December 31, 2002                                  (23,128)            --        639,617

CHANGES DURING 2003 -
Net loss for the year ended December 31, 2003                 (71,040)            --        (71,040)
Share issuance to employees                                        --             --            655
Employees stock options exercised and paid, net                    --             --            266
Amortization of deferred compensation expenses                     --             --          3,568
Net unrealized gain on available for sale securities               --             --          1,282
Net unrealized loss on financial instruments                       --             --         (4,843)
                                                            ---------       --------      ---------

Balance at December 31, 2003                                  (94,168)            --        569,505
                                                            =========       ========      =========

(1)  Issued and outstanding

(*) See Note 1A(8)

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                             2003           2002              2001
                                                                       --------------  --------------    --------------
                                                                                        RESTATED (*)
                                                                                       --------------
                                                                       $ IN THOUSANDS  $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------  --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                    (71,040)       (162,468)       (412,376)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:

Depreciation and amortization                                                41,622          56,451          71,281
Cumulative effect of accounting change, net                                      --             550          (1,703)
Amortization of deferred compensation                                         3,568              81           5,339
Loss on sale of property and equipment                                        1,362           1,736           1,778
Impairment of assets                                                          6,686           3,725         133,506
Loss from exchange of assets                                                     --           6,783              --
Liability for royalties payable to the Chief Scientist                           --              --           8,394
Capital losses, net                                                           4,862           8,738          23,352
Other - net (mainly long-term deferred taxes)                                 7,066           6,039          (3,780)
In-process research and development costs                                        --              --             916
Company's equity in results of investee companies                             4,334           3,055             983
Minority interest in net results of subsidiaries                            (16,956)          6,045           2,621
Increase (decrease) in marketable securities                                   (111)            852           4,780
Decrease in trade receivables (including
 non-current maturities of bank deposits and trade receivables)              69,069         112,056          62,445
Decrease in other receivables                                                 9,531          30,170          11,336
Decrease (increase) in prepaid expenses                                      (1,410)          4,501          (3,456)
Decrease (increase) in work in progress                                       3,192          19,540         (11,542)
Decrease in inventories                                                      24,149         113,056          95,349
Increase (decrease) in trade payables                                        14,413         (35,217)        (92,800)
Decrease in other payables and accrued liabilities                          (23,500)        (38,461)        (10,529)
Decrease in other long-term liabilities                                      (2,364)         (3,194)           (275)
Increase (decrease) in liability for employee severance benefits                537          (2,081)            (79)
Cumulative effect of an accounting change on discontinued operations             --          36,646              --
Impairment of long-lived assets relating to the discontinued
  operation                                                                      --          22,678              --
                                                                           --------        --------        --------
Net cash provided by (used in) operating activities                          75,010         191,281        (114,460)
                                                                           --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in investments in deposits, net                         (22,563)           (450)          6,122
Software development costs capitalized                                      (11,364)        (12,935)        (19,407)
Investment in property, plant and equipment                                 (11,347)        (11,759)        (31,743)
Proceeds from sale of property, plant and equipment                             878             746           2,158
Purchase of technology                                                         (869)             --          (1,580)
Acquisition of investee companies                                              (203)         (2,584)         (1,266)
Long-terms loan granted                                                          --          (6,227)        (19,776)
Investment in marketable securities                                         (80,317)             --              --
Proceeds from sale of available for sale securities                              --              --           4,632
Proceeds from sale of shares of an investee company                              --              --           4,419
Long-term loans granted to investee companies                                    --              --            (184)
Acquisition of newly consolidated subsidiary (A)                                 --             513             288
Repayment from related party                                                     --              --           2,275
Sale of subsidiaries and operations (B)                                       9,100         (10,003)         14,053
Proceeds from realization of shares at consolidated subsidiary                   --          20,302              --
                                                                           --------        --------        --------
Net cash used in investing activities                                      (116,685)        (22,397)        (40,009)
                                                                           --------        --------        --------

(*) See Note 1A(8)
The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                    2003           2002              2001
                                                              --------------  --------------    --------------
                                                                               RESTATED (*)
                                                                              --------------
                                                              $ IN THOUSANDS  $ IN THOUSANDS    $ IN THOUSANDS
                                                              --------------  --------------    --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                            --              --         250,000
Repayment of long-term debt                                       (100,000)        (90,000)             --
Decrease in short-term credit, net                                 (70,012)            (18)       (162,487)
Share issue expenses                                                    --            (646)             --
Dividend paid to the minority                                           --              --            (481)
Proceeds from share issuance                                           921          51,656           6,092
                                                                  --------        --------        --------

Net cash provided by (used in) financing activities               (169,091)        (39,008)         93,124
                                                                  --------        --------        --------

Effect of change in exchange rate on cash                             (508)            581           1,094
                                                                  --------        --------        --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (211,274)        130,457         (60,251)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     356,649         226,192         286,443
                                                                  --------        --------        --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           145,375         356,649         226,192
                                                                  ========        ========        ========
SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX REFUNDS                                7,158            (124)          5,268
                                                                  ========        ========        ========

INTEREST PAID                                                        2,479          10,008          17,648
                                                                  ========        ========        ========

A. ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARIES (NOTE 19)


                                                                    2003           2002              2001
                                                              --------------  --------------    --------------
                                                              $ IN THOUSANDS  $ IN THOUSANDS    $ IN THOUSANDS
                                                              --------------  --------------    --------------
Net current assets (other than cash)                                    --          (1,795)          2,174
Investment in investee companies                                        --           2,482              --
Property, plant, equipment and other assets, net                        --            (171)           (707)
Goodwill                                                                --              (3)        (16,348)
In process research and development                                     --              --            (916)
Long-term liabilities                                                   --              --           1,500
Minority interest                                                       --              --           9,841
Capital gain on issue of shares to the minority
 in consideration for acquisition thereof                               --              --           4,744
                                                                  --------        --------        --------

                                                                        --             513             288
                                                                  ========        ========        ========

(*) See Note 1A(8)

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


B.  SALE OF SUBSIDIARIES AND OPERATIONS

A breakdown of the book value of the assets and liabilities of subsidiaries and operations that were sold is as follows:

                                                                        2003           2002            2001
                                                                  --------------  --------------  --------------
                                                                                   RESTATED (*)
                                                                                  --------------
                                                                  $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                                  --------------  --------------  --------------
Net current assets (other than cash)                                    (600)          9,393           8,468
Property, plant and equipment and other assets, net                      843           6,949           6,364
Inventories                                                            8,857           3,263          17,948
Investment in investee company                                            --         (22,825)           (133)
Minority interest                                                         --              --            (298)
Loss on sale                                                              --          (6,783)        (18,296)
                                                                     -------         -------         -------
                                                                       9,100         (10,003)         14,053
                                                                     =======         =======         =======

For 2003 and 2002, see also Notes 21 and 5A, respectively

C.  NON-CASH ACTIVITIES

Sale of fixed assets in return for shares in investee company          1,053              --           1,017
                                                                     =======         =======         =======

Exchange of shares in investee companies                                  --              --             449
                                                                     =======         =======         =======




(*) See Note 1A(8)



The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

         Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1U1 below) are as follows:

         A.       GENERAL

         (1) ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which develops, manufactures and markets telecommunications equipment for carriers and other providers of telecommunication services. ECI's products and platforms are designed to increase the capacity and efficiency of new and existing local and international communications networks. They are designed to help telecommunications service providers maximize the value of their networks and reduce operating expenses while providing voice, data, video, multimedia and other revenue generating services to their customers. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.
                  ECI manufactures and markets its products itself and through its subsidiaries and affiliates in Israel and abroad.

         (2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd.
                  ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the split-up companies.

                  The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

                  The plan of demerger contemplated that the parent company would continue to manufacture for the split-up companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the split-up companies with management and other services.

                  In November 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary held the manufacturing plant that serviced Inovia. The merger was approved by the Israeli Tax Authorities and by the Court in 2001.

                  The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assets and liabilities to the subsidiaries.

                  In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

                  During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are organized in two divisions: Broadband Access Division (formerly - Inovia) and Optical Network Division (formerly - Lightscap and Enavis).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         (3) In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.

                  In addition, in April 2003, the Company sold the activities of InnoWave, see Note 21. Accordingly, the results of discontinued operations for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

         (4) During 2003, ECtel's Board of Directors decided on a plan to sell the operation of the Governmental Segment of ECtel. Therefore, the results of the said segment for all periods were reclassified to one line in the statement of operations following the result from continuing operations, see Note 21.

         (5) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

         (6) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel, mainly in dollars and other non-dollar currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

         (7) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         (8) In December 2002, the Company closed a transaction pursuant to which it transferred the VOIP and other activities, including certain related net assets with a book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the Company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz is being accounted for by the equity method and was initially recorded at the amount of $ 29.6 million.

                  During 2003 a third party valuation commissioned by Veraz was finalized, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002. The valuation indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI reduced its investment in Veraz by $ 6.8 million, resulting in an additional charge to earnings in 2002.

                  The following represents the effects of the restatement on the Consolidated Balance Sheet as of December 31, 2002 and the
                  Consolidated Statement of Operations for the year ended December 31, 2002.

                  Consolidated Balance Sheet ($ in thousands)

                                                                AS REPORTED    AS RESTATED
                                                                -----------    -----------
                  Investments                                       42,985         36,202
                  Total assets                                   1,155,099      1,148,316
                  Retained deficit                                 (16,345)       (23,128)
                  Total shareholders' equity                       646,400        639,617

                  Consolidated Statements of Operations
                  ($ in thousands, except per share amounts)

                                                                AS REPORTED*   AS RESTATED
                                                                -----------    -----------
                  Loss from exchange of assets                          --         (6,783)
                  Loss from continuing operations                  (89,305)       (96,088)
                  Net loss                                        (155,685)      (162,468)

                  Basis and diluted loss per share from
                   continuing operations                             (0.85)         (0.91)
                  Basic and diluted net loss per share               (1.48)         (1.54)

                  * After reclassification of discontinued operation and other -
                    see Note 1P and Note 21.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         B.       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         C.       CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

         D.       INVESTMENTS

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated using the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

                  Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

                  -        Marketable securities - as stated in 2 hereinafter.

                  - Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

         2.       Marketable securities

                  The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

                  Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         D.       INVESTMENTS (CONT'D)

                  A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

                  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.


         E.       INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined as follows:

         Raw materials (including components) - on the moving average basis.

         Work in process and finished products:

         Raw materials and components - on the moving average basis. Labor and overhead components - on the basis of actual manufacturing costs.


         F.       PROPERTY, PLANT AND EQUIPMENT

         1.       Assets are stated at cost.

         2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

                  Annual rates of depreciation are as follows:

                  Buildings                           2.5%
                  Machinery and equipment             10% - 33% (mainly 10%)
                  Motor vehicles                      15%
                  Office furniture and equipment      7% - 10%

                  Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         G.       ACCRUED WARRANTY COSTS

         Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management's estimation and in accordance with the Company's prior experience (see also Note 17F).

         H.       ALLOWANCE FOR DOUBTFUL DEBTS

         The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

         I.       SOFTWARE DEVELOPMENT COSTS

         The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

         Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2003, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

         J.       BUSINESS COMBINATIONS

         The Company has adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         K.       GOODWILL AND OTHER INTANGIBLE ASSETS

         The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). See also Note 1U1.

         L.       ACQUISITION OF COMPANY'S STOCK

         Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

         M.       REVENUE RECOGNITION

         1. System revenues are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                  When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

         2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

         3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         M.       REVENUE RECOGNITION (CONT'D)

         4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

         5. Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

         N.       RESEARCH AND DEVELOPMENT

         Research and development costs, net of any grants, are charged to the statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified to cost of goods sold.

         O.       PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT COSTS (IPR&D)

         Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

         P.       RECLASSIFICATION

         Certain  amounts  in  prior  years'  financial   statements  have  been
         reclassified  to conform to the current year's  presentation.  See also
         Note 21.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         Q.       INCOME TAXES

         1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes".

                  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of the assets or liabilities to which they relate, when there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal..

                  Deferred taxes were not recorded in respect of the following matters -

                  o        Certain    undistributed    earnings    of    foreign
                           consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

                  o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

         2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to operations in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

         - Earnings distributed by domestic subsidiaries relating to "approved enterprises? can be transferred to the Parent Company by way of a tax-free merger.

         - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

         - Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

         Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         R.       DERIVATIVE FINANCIAL INSTRUMENTS

         On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

         The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company's forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and ILS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

         On the  date  a  derivative  contract  is  entered  into,  the  Company designates  the  derivative  as  either a hedge of the fair  value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         R.       DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

         When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.
         See also Note 1U2.

         S.       COMPREHENSIVE INCOME

         The Company  adopted  SFAS No. 130,  "Reporting  Comprehensive  Income"
         which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments and is presented in the statement of shareholders' equity and comprehensive income (loss).

         T.       STOCK OPTION PLAN AND EMPLOYEE PURCHASE PLAN

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

         SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         T.       STOCK OPTION PLAN AND EMPLOYEE PURCHASE PLAN (CONT'D)

         Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been as follows:

                                                                       FOR THE YEAR ENDED DECEMBER 31
                                                                   --------------------------------------
                                                                     2003           2002           2001
                                                                   --------      ---------      ---------
                                                                                 RESTATED(*)
                                                                                 -----------
                                                                  $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                  ----------------------------------------
         Net loss, as reported                                      (71,040)      (162,468)      (412,376)
         Add:     Stock-based employee compensation
                   expenses included in reported net income,
                   net of related tax effects                         3,568            286          3,592
         Deduct:  Total stock-based employee compensation
                   expense determined under the fair value
                   based method for all awards, net of
                   related tax effects                              (23,450)       (59,930)       (72,511)
                                                                   --------      ---------      ---------

         Pro Forma net loss                                         (90,922)      (222,112)      (481,295)
                                                                   ========      =========      =========
         Net loss per share (basic and diluted) per: ($)
          - as reported                                               (0.66)         (1.54)         (4.44)

          - pro forma                                                 (0.84)         (2.10)         (5.18)

         (*)      See Note 1A(8)

         U.       ACCOUNTING CHANGES

         1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 "Goodwill and Other Intangible Assets".

                  In connection with the transitional impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company must (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and
                  (3) determined the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement required that the difference be written off.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         U.       ACCOUNTING CHANGES (CONT'D)

                  In 2002, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also Note 21) was included as a cumulative effect of a change in accounting policy.

                  Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, the Company net loss from continuing operations, net loss and Basic and Diluted loss per share would have been as follows:

                                                                       FOR THE YEAR ENDED DECEMBER 31
                                                                   --------------------------------------
                                                                     2003           2002           2001
                                                                   --------      ---------      ---------
                                                                                 RESTATED(*)
                                                                                 -----------
                                                                  $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                  ----------------------------------------
                  Reported loss from continuing operations          (65,699)       (96,088)      (352,146)
                  Add back: Goodwill amortization                        --             --          5,181
                                                                   --------      ---------      ---------

                  Adjusted loss from continuing operations          (65,699)       (96,088)      (346,965)
                                                                   ========      =========      =========

                  Reported net loss                                 (71,040)      (162,468)      (412,376)
                  Add back: Goodwill amortization                        --             --          9,264
                                                                   --------      ---------      ---------

                  Adjusted net loss                                 (71,040)      (162,468)      (403,112)
                                                                   ========      =========      =========

                  (*)  See Note 1A(8)

         1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 "Goodwill and Other Intangible Assets" (cont'd)

                                                                       FOR THE YEAR ENDED DECEMBER 31
                                                                   --------------------------------------
                                                                     2003           2002           2001
                                                                   --------      ---------      ---------
                                                                                 RESTATED(*)
                                                                                 -----------
                                                                  $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                  ----------------------------------------
                  BASIC AND DILUTED LOSS PER SHARE FROM:
                  Continuing operations as reported                   (0.61)        (0.91)         (3.79)
                  Add back: goodwill amortization                        --           --            0.08
                                                                   --------      --------       --------
                  Adjusted continuing operations                      (0.61)        (0.91)         (3.71)
                                                                   ========      ========       ========
                  Net loss as reported                                (0.66)        (1.54)         (4.44)
                  Add back: Goodwill amortization                        --           --            0.08
                                                                   --------      --------       --------
                  Adjusted net loss                                   (0.66)        (1.54)         (4.36)
                                                                   ========      ========       ========

                  (*)  See Note 1A(8)

         2. Commencing January 1, 2001, the Company applied the provisions of SFAS 133 in connection with "Accounting for Derivative Financial Instruments and Hedging Activities" (see 1R, above). Adoption of SFAS 133 was made by means of:

                  - Cumulative effect as at the beginning of the year in the amount of $ 1,710 thousand or $ 0.02 per share.
                  -        Comprehensive loss in the amount of $ 2,631 thousand.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         V.       IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) as of January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See also Notes 20 and 21.


         W.       SALE OF FINANCIAL ASSETS

         The Company adopted SFAS 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. See Note 17P.


         X.       NET INCOME (LOSS) PER ORDINARY SHARE

         Basic loss per ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per common share is computed by dividing net loss for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.


         Y.       COMMITMENTS AND CONTINGENCIES

         Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES AND DEPOSITS

                                                    DECEMBER 31     DECEMBER 31
                                                        2003            2002
                                                  $ IN THOUSANDS  $ IN THOUSANDS
                                                  --------------  --------------
         Short-term:
          Short-term deposits (see Note 17B.)          4,404           6,520

          Marketable securities:
          Trading                                      9,359              --
          Available for sale securities*               1,282             320
          Held to maturity                            29,900              --
                                                    --------         -------

                                                      44,945           6,840
                                                    ========         =======

         Long-term:
          Long-term deposits                          15,679              --
          Marketable security - held to maturity      50,124              --
                                                    --------         -------

                                                      65,803              --
                                                    --------         -------

         * At December 31, 2003, the Company had net unrealized gains on Available for Sale Securities of $ 1,282 thousand.

         The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of held-to-maturity securities by major security type and class of security at December 31, 2003, were as follows:

                                                             GROSS
                                                          UNREALIZED
                                          AMORTIZED         HOLDING            FAIR
                                            COST             GAINS            VALUE
                                       $ IN THOUSANDS   $ IN THOUSANDS    $ IN THOUSANDS
                                       --------------   --------------    --------------
         Held-to maturity
          U.S. Government agencies         25,550             50             25,600
          Corporate debt securities        53,667            368             54,035
          Other                               807             32                839
                                         --------          -----           --------

                                           80,024            450             80,474
                                         ========          =====           ========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES AND DEPOSITS (CONT'D)

         Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2003:

                                                     AMORTIZED         FAIR
                                                       COST            VALUE
                                                 $ IN THOUSANDS   $ IN THOUSANDS
                                                 --------------   --------------
         Held to maturity:
          First year                                  29,900           29,911
          Due after one year through five years       48,291           48,699
          Due after five years through ten years       1,833            1,864
                                                    --------         --------
                                                      80,024           80,474
                                                    ========         ========

NOTE 3 - INVENTORIES

         CONSIST OF THE FOLLOWING:

                                                   DECEMBER 31      DECEMBER 31
                                                       2003            2002
                                                 $ IN THOUSANDS   $ IN THOUSANDS
                                                 --------------   --------------
         Raw materials and components                 48,773           61,232
         Work in process                              22,528           35,366
         Finished products                            51,692           53,149
                                                    --------         --------
                                                     122,993          149,747
                                                    ========         ========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - LONG-TERM RECEIVABLES AND RELATED DEPOSITS, NET OF CURRENT MATURITIES

         A.       CONSIST OF THE FOLLOWING:

                                                                 WEIGHTED
                                                             AVERAGE INTEREST
                                                                RATE AS OF
                                                                DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                   2003              2003               2002
                                                             -----------------  --------------     --------------
                                                                    %           $ IN THOUSANDS     $ IN THOUSANDS
                                                             -----------------  --------------     --------------
         Long-term trade receivables and related pledged
          deposits (1)                                              6.3%             178,903            203,164
         Less deferred interest income (**)                                            7,583              7,670
                                                                                   ---------          ---------

         Total (2)                                                                   171,320            195,494
         Less - provision for doubtful debts (***)                                    40,600             34,000
         Less - current maturities                                                    24,075             29,321
                                                                                   ---------          ---------
                                                                                     106,645            132,173
                                                                                   =========          =========

         The trade receivables and deposits are denominated in U.S. dollars.

         (*)      The deferred interest income represents the difference between the original  amount of the  receivables and their net present value  computed,  at the  transaction  date,  by the  relevant interest rate.
         (**)     See Notes 17C and 4C.

         (1)      Long-term  trade  receivables  and  related  pledged  deposits
                  (a)(b) (hereinafter - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

                  (a) Long-term receivables and related pledged deposits are disclosed together because the economic substance of the two assets in very similar (see (b) below).

                  (b) The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank in Israel serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

         (2)      As at  December  31,  2003 and  2002 -  includes  customer  in
                  Brazil, amounting to $ 85 million and $ 90 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 5 million per customer as at December 31, 2003 and, $ 7 million as at December 31, 2002.

         (3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - LONG-TERM RECEIVABLES AND RELATED DEPOSITS, NET OF CURRENT MATURITIES (CONT'D)

         B.       AGGREGATE MATURITIES ARE AS FOLLOWS:
                                                                 DECEMBER 31
                                                                     2003
                                                               --------------
                                                               $ IN THOUSANDS
                                                               --------------
                  First year (current maturities)                   24,075
                  Second year                                       57,897
                  Third year                                        60,329
                  Fourth year                                       35,282
                  Fifth year                                         1,320
                                                                  --------
                                                                   178,903
                                                                  -=======

         C.       1.       In  2000,  the  Company,  and its  former  subsidiary
                           (InnoWave),   signed  an  agreement   for  supply  of
                           equipment and vendor financing with a major customer of the subsidiary in the amount of $168 million, to be utilized based on certain supply milestones. At
                           December 31, 2003, the amount owed by the client was $133 million (not taking into account the provisions for doubtful debt - see below).

                           Repayment was to start three years after the draw down date and be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate was based on performance measurements specified in the agreement (starting from Libor plus 6.5% in the first years to Libor plus 4.5% in the last years).

                           In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the client's territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge.

                  2. During 2002, after the customer defaulted on his payments, the Company included a provision for a doubtful debt, in the amount of $34 million with respect to this debt. In light of significant macro-economic and political changes in the territory in which the customer conducts its activities and based on a valuation of the collaterals which the customer provided for the benefit of the Company, which were valued by an independent external appraiser, the Company's Management and its Board of Directors believe that collection of the debt in its original amount is doubtful and, in their estimation, the provision included constitutes, as at the date of the financial statements, that portion of the debt the collection of which is doubtful.

                  3. During the reporting period, the Company added another provision for a doubtful debt in the amount of $6.6 million with respect to the abovementioned customer. The provision reflects the expected outcome of advanced discussions with the customer which include revised and extended repayment terms.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS

         CONSIST OF THE FOLLOWING:
                                                DECEMBER 31        DECEMBER 31
                                                    2003               2002
                                              --------------     --------------
                                                                    RESTATED(*)
                                                                 --------------
                                              $ IN THOUSANDS     $ IN THOUSANDS
                                              --------------     --------------
         Affiliated companies (A)                  19,646            23,240
         Convertible notes (B)                      5,600             9,000
         Other                                      3,670             3,962
                                                 --------          --------
                                                   28,916            36,202
                                                 ========          ========


         A.       INVESTMENTS IN AFFILIATED COMPANIES ARE COMPRISED OF:

                                                DECEMBER 31        DECEMBER 31
                                                    2003               2002
                                              --------------     --------------
                                                                    RESTATED(*)
                                                                 --------------
                                              $ IN THOUSANDS     $ IN THOUSANDS
                                              --------------     --------------
         Cost of shares                            28,223            28,133
         Accumulated income (losses)               (8,577)           (4,893)
                                                 --------          --------
                                                   19,646            23,240
                                                 ========          ========
         (*) See Note 1A(8).

         In December 2002, the Company closed a transaction pursuant to which it transferred the VOIP and other activities, including certain related net assets with a book value of $ 19.6 million of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse valued at $ 22.8 million.

         The name of the Company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz has been accounted for by the equity method. According to the agreement, Veraz became an exclusive distributor of ECI's DCME products which are produced by the Company and sold to Veraz in accordance with the terms set in the agreement. In addition, the Company manufactures and sells to Veraz certain of its VOIP products.

         As a result of the transaction, the Company recorded in 2002 a loss in the amount of $ 10.8 million. This loss included the amount of $ 6.8 million related to loss from exchange of assets, $ 2.2 million from impairment of assets and $ 1.8 million (which was included in the cost of revenues) of inventory which, according to Veraz's business plan, were unlikely to be used. See Note 20B.

         B.       CONVERTIBLE NOTES

         The Company has invested in convertible notes of a customer's parent company (see Note 4C), in an amount of $27 million. The original maturity date of the convertible notes was November 30, 2003 bearing interest at a rate of 5% per annum to be paid on the maturity date. The debt was not repaid in November 2003, and as at the date of signing the financial statements, the Company and the customer are in the process of negotiating the rescheduling of the said debt. Conversion of the notes will not give the Company significant influence in the said company. The notes which will not be converted into share capital until the maturity date or upon an IPO, will be repaid.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (CONT'D)

         During 2002, due to significant concern regarding the financial ability of the abovementioned company to repay the notes (see also Note 4C), the Company included, as part of the "other expenses" category, a provision in the amount of $18 million, for decline in value of the above-mentioned investment.

         During the reporting period, an associated $3.4 million charge recorded in "other expenses" for decline in the value of the abovementioned investment, reflects the expected outcome of advanced discussion with the debtor regarding revised and extended repayment terms of the said debt.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

         PROPERTY, PLANT AND EQUIPMENT CONSISTS OF THE FOLLOWING:

                                     FREEHOLD       MACHINERY                         OFFICE         LEASEHOLD         TOTAL
                                     LAND AND          AND            MOTOR       FURNITURE AND    IMPROVEMENTS
                                    BUILDINGS       EQUIPMENT        VEHICLES       EQUIPMENT
                                   $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                   -----------     -----------     -----------    -------------    ------------    -----------
         COST
         Balance at
          beginning of year           56,013         186,398          11,084          11,618          16,336         281,449
         Additions                        13          12,290             221             190             689          13,403
         Disposals *                     669           6,126           3,203           1,564           1,799          13,361
                                    --------        --------         -------         -------         -------        --------
         Balance at end
          of year                     55,357         192,562           8,102          10,244          15,226         281,491
                                    --------        --------         -------         -------         -------        --------

         ACCUMULATED
          DEPRECIATION AND
          AMORTIZATION
         Balance at
          Beginning of year            6,613         111,259           6,232           7,970          10,788         142,862
         Additions                     1,040          19,103           1,436             708           1,543          23,830
         Disposals *                      --           3,020           2,386           1,081           1,966           8,453
                                    --------        --------         -------         -------         -------        --------
         Balance at end
          of year                      7,653         127,342           5,282           7,597          10,365         158,239
                                    --------        --------         -------         -------         -------        --------

         Undepreciated
          balance at
          December 31, 2003           47,704          65,220           2,820           2,647           4,861         123,252
                                    ========        ========         =======         =======         =======        ========

         Undepreciated
          balance at
          December 31, 2002           49,400          75,139           4,852           3,648           5,548         138,587
                                    ========        ========         =======         =======         =======        ========

         * Including assets disposed as a result of discontinuance of the Governmental Segment of ECtel (see Note 21). Regarding pledge, see
             Note 14.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 7 - SOFTWARE DEVELOPMENT COSTS, NET

         Capitalization and amortization of software development costs during the years ended December 31, 2003, and 2002 is comprised as follows:

                                                                            DECEMBER 31        DECEMBER 31
                                                                                2003               2002
                                                                          --------------     --------------
                                                                          $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------     --------------
         Balance at beginning of year                                           20,082            27,086
         Capitalization of software development costs during the year           11,364            12,935
         Amortization and write-offs during the year                           (15,157)          (19,939)
                                                                          --------------     --------------
                                                                                16,289            20,082
                                                                          ==============     ==============


NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

         CONSIST OF THE FOLLOWING:

                                                                            DECEMBER 31        DECEMBER 31
                                                                                2003               2002
                                                                          --------------     --------------
                                                                          $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------     --------------
         Goodwill, net                                                          10,329            16,348
         Intangible assets related to acquisitions (Note 19), net                1,857             4,697
                                                                          --------------     --------------
         Total goodwill and intangibles (1)                                     12,186            21,045
                                                                          ==============     ==============

         (1)      Original amount                                              157,142           156,863
                  Amortization and write down due to decline in value         (144,956)         (135,818)
                                                                          --------------     --------------
                                                                                12,186            21,045
                                                                          ==============     ==============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 9 - LONG-TERM LIABILITIES

         A.       LOANS

                                              DECEMBER 31        DECEMBER 31
                                                  2003               2002
                                             --------------     --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS
                                             --------------     --------------
         Long-term loans **                      60,000           160,000
         Less - current maturities               30,000           160,000
                                               --------          --------
                                                 30,000                --
                                               ========          ========

         ** The loans carry an annual interest rate of Libor plus 2% (the LIBOR interest rate at December 31, 2003 is 1.2%), and are repayable quarterly. During the current period, the Company made an early repayment of a long-term loan from banks in the amount of $ 78 million. In addition, according to the loan agreement, the Company repaid an amount of approximately $ 22 million.

             Commencing from October 2002 till the first quarter of 2003, the Company did not comply with some of the covenants as set forth in the loans agreements (see Note 14), therefore in 2002, long-term loans in the amount of $ 106,667 thousand were reclassified as current liabilities. Current maturities in the amount of $ 53,333 thousand of the loans were already included as part of current liabilities.


         B.       OTHER LIABILITIES

                                               DECEMBER 31        DECEMBER 31
                                                   2003               2002
                                             --------------     --------------
                                             $ IN THOUSANDS     $ IN THOUSANDS
                                             --------------     --------------
         Provision for claim (*)                  6,000             6,000
         Other liabilities                           15             2,379
                                               --------          --------
                                                  6,015             8,379
                                               ========          ========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

         A. EMPLOYEES OF THE COMPANY AND OF ITS CONSOLIDATED SUBSIDIARIES IN ISRAEL (ISRAELI COMPANIES)

         Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

         1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

         2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

                  The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         3.       As to the union  employees of Tadiran  Telecommunication  Ltd.
                  (TTL) (formerly Tadiran Communications Ltd. - see Note 19A) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

                  If the Company terminates the employment of these employees up to 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

         4. The expenses in respect of severance and pension pay (not include expenses in restructuring) for the years ended December 31, 2003, 2002 and 2001 are $ 5,593, $ 8,869 thousand and $8,361 thousand respectively.

         5. Company's liability for termination of the employer-employee relationship is composed as follows:

                                                  DECEMBER 31       DECEMBER 31
                                                      2003              2002
                                                --------------    --------------
                                                $ IN THOUSANDS    $ IN THOUSANDS
                                                --------------    --------------
                  Provision for severance pay       52,943            53,574
                  Amounts funded including
                    accumulated income              26,343            27,217
                                                   -------           -------
                                                    26,600            26,357
                                                   =======           =======

                  Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

         B.       EMPLOYEES OF U.S. CONSOLIDATED SUBSIDIARIES (U.S. COMPANIES)

         The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 499 thousand, $ 588 thousand and $ 197 thousand in 2003, 2002 and 2001, respectively.


         C.       EMPLOYEES IN THE REST OF THE WORLD

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country, if any, in which they operate.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

         A.       CLAIMS AND POTENTIAL CLAIMS

         1. Following the cut in workforce (see Note 20), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted by certain former employees who were employed under personal contracts. Management of the Company believes, based on the opinion of its legal advisors, that these demands will be rejected and therefore no provision was recorded in respect thereto in the financial statements.

         2. The Company and its subsidiaries conduct negotiations from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the Company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         A.       CLAIMS AND POTENTIAL CLAIMS (CONT'D)

                  The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is reviewing the investigation material and the recommendation of the investigators. This review has taken years and at this time the outcome cannot be predicted.

                  Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation prior to the decision of the comptroller.

         4. The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in
                  Note 11H4. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $ 24.5 million and an additional ILS 24.0 million.

                  The Company rejected the allegations made against it and already filed its defense statement. The Company also filed a claim against the subcontractor in the amount of at least $
                  42.0 million and an additional ILS 35.4 million.

                  In the opinion of Management, the arbitrator's decision will not have any negative material effect on the Company's financial position and\or the results of its operations.

         5. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         B.       LEASE COMMITMENTS

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2004 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2003, are as follows:

         YEAR ENDING DECEMBER 31                    $ IN THOUSANDS
         -----------------------                    --------------
         2004                                           13,880
         2005                                            8,387
         2006                                            5,360
         2007                                            3,562
         2008 and thereafter                             6,862

         As to rent expense under the Company's leases, see Note 17N.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         C.       ROYALTY COMMITMENTS

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2003 the maximum possible future commitment of the Company is approximately $ 137 million.

         2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

         3. During 2001, one of the Company's divisions reached agreements with the Office of the Chief Scientist (OCS) in Israel, according to which the latter will be paid without dependency on the existence of future sales, an agreed-upon sum, which will constitute full and final settlement of any liability and debt which the division may have to the Chief Scientist. As a result of the above, an expense in the amount of $8,394 thousand was included in the financial statements in respect of the results of the agreement.


         D.       FINANCIAL INSTRUMENTS

         (1)      Derivative financial instruments

                  The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and writing options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and ILS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

                  The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         D.       FINANCIAL INSTRUMENTS (CONT'D)

         (1)      Derivative financial instruments (cont'd)

                  The Company uses a combination of forwards and purchased and writing options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                  The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variabililty in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments thereby creating the equivalent of fixed-rate debt. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

                  Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and writing options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         D.       FINANCIAL INSTRUMENTS (CONT'D)

         (1)      Derivative financial instruments (cont'd)

                  Fair value hedging transactions
                  -------------------------------

                  As at December 31, 2003, one of the Company's subsidiaries and the Company had entered into currency forward contracts, as a hedge against sales contracts receivable and firm commitments, as follows:

                  The Company's subsidiary
                  ------------------------

                  a. Obligation to sell Euro 1.3 million for a total amount of US$ 1.6 million. b. Obligation to sell Pounds sterling 2.2 million for a total amount of US$ 3.6 million.

                  The Company
                  -----------

                  c. Obligation to sell Australian dollar 1.5 million for a total amount of US$ 1.1 million. d. Obligation to sell CNY (Chinese Yuan) 42.3 million for a total amount of US$ 5.2 million.

                  Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the subsidiary does not have any exposure to exchange rate differentials in this connection.

                  Anticipated cash flow hedging transactions
                  ------------------------------------------

                  As at December 31, 2003, the Company had entered into forward currency transactions and also purchased and writing options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  As at December 31, 2003, the Company had entered into 106 hedge transactions and strategies in respect of sales and anticipated sales amounting to 117.6 million Euro, 6.6 million Pounds sterling and $ 2.0 million in other currencies.

                  The hedge transactions strategies are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  The Company had net realized foreign currency  exchange losses
                  of  $  6.9  million  and  $1.5   million  in  2003  and  2002,
                  respectively.

                  Comprehensive income (loss) at December 31, 2003 includes an unrealized loss of $ 4.8 million relating to the above hedge transactions. As of December 31, 2003, the net unrealized loss on financial instruments is $ 6.7 million. This amount is expected to appear in the statement of income for the year ended December 31, 2004.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         D.       FINANCIAL INSTRUMENTS (CONT'D)

         (1)      Derivative financial instruments (cont'd)

                  Wages payments
                  --------------

                  As at December 31, 2003, the Company had entered into 16 hedge transactions and strategies in respect of wages payments amounting to ILS 73.1 million.

                  Interest rate cash flow risk
                  ----------------------------

                  Interest expense for the year ended December 31, 2003, includes net losses in the amount of US$ 502 thousand, representing unfavorable cash flow hedge transactions arising from the difference between the interest rate fixed in the interest rate swap and the rate on the hedged debt obligation with respect to the portion applicable to the current year.

                  Non-hedging transactions
                  ------------------------

                  The financing expenses include a loss of $ 2.0 million for the year ended December 31, 2003. This amount reflects the change in the exercise rate of the foreign currency between the future exercise rate and the rate prevailing at the balance sheet date deriving from the time value factor, which is not considered as being for hedging purposes.

         (2) Concentration of credit risks

                  Financial instruments which seem to expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables. The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.

                  As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         D.       FINANCIAL INSTRUMENTS (CONT'D)

         (3)      Fair value in the financial statements

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

                           The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

                  -        Long-term receivables and liabilities:

                           The book value is not materially different from the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.

         E.       CAPITAL EXPENDITURE COMMITMENTS

         The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2003, the Companies are committed to invest approximately $ 643 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note
         15A2).

         F.       PURCHASE COMMITMENTS

         At December 31, 2003, the Company has commitments, in the aggregate amount of $ 68,910 thousand, covering, primarily, the purchase of materials as well as, to a lesser extent, for the acquisition of equipment (December 31, 2002 - $ 120,019 thousand).

         G.       GUARANTEES

         1. At December 31, 2003, the Company has granted guarantees to third parties in the sum of $ 7,773 thousand mainly as guarantees for tenders which the Company has attained or in which it participates. The Company will be required to perform under the guarantees if it does not fulfill the tender's terms. The expiry dates of the guarantees are till 2004.

         2. The Company also maintains certain third-party guarantees (primarily with banks) mainly to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2003, these guarantees approximated $ 30,427 thousand. The expiry dates of guarantees vary and the last of them expires in 2009.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         H.       COMMITMENTS

         1.       In November  2001,  the  Company  sold the  operations  of its information technology unit ("IT"). The Company signed a five-year outsourcing contract with EDS Israel. Under the agreement, EDS Israel assumed all the IT operations and is required to supply maintenance, support and development services during the term of the agreement, in consideration for a sum of between $15 and $ 18 million, per year. In 2003 a new agreement replacing the previous agreement was signed. The agreement is for five years, beginning from 2003 and until the end of 2007. The Company has the possibility of being released from the agreement under certain circumstances. In the agreement, the Company undertook to pay EDS the amount of $
                  11.8 million in 2003 and an amount of between $7.8 million and $ 8.8 million in 2004-2007. In addition to these amounts, the Company pays additional amounts to EDS in respect of various projects that are not included in the agreement. For the year ended December 31, 2003 and 2002, the cost of such services to the Company was $ 14 million and $ 15.2 million, respectively.

         2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

                  In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

         3. If the Company dismisses any of the remaining unionized employees of TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2003, the maximum amount payable as a result of this commitment is $ 15.9 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

         4. In December 1999, an agreement was signed with SCI Systems Ltd. ("SCI") for the sale of a plant (known as Shemer) which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company is in dispute with SCI as to the interpretation of certain financial aspects of the agreement, such as volume commitments, discount terms for large orders, the minimum size of orders, timing etc. - See Note 11A4.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         H.       COMMITMENTS (CONT'D)

         5.       Commitments to indemnify directors and officers

                  In August 2001, the audit committee and the Board of Directors of ECI resolved to grant ECI's directors and officers at the level ;of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter to be provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  The prospective indemnification and form of indemnification letter were approved by the shareholders of ECI.

                  In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.


         I.       CONSOLIDATED COMPANY STOCK OPTIONS

         As at December 31, 2003, ECtel Ltd., a subsidiary traded on a US stock exchange, has options, which were granted to its employees and which are convertible into ordinary shares. If all the options are exercised into shares, the rate of holding of the Company may decrease from 58.3% to 47.7%, without the Company incurring a capital deficiency.


NOTE 12 - SHAREHOLDERS' EQUITY

         A.       AUTHORIZED, ISSUED AND OUTSTANDING SHARES

                                                       AUTHORIZED
                                              -----------------------------
                                              DECEMBER 31       DECEMBER 31
                                                 2003              2002
                                              -----------       -----------
                                                     NUMBER OF SHARES
                                              -----------------------------
         ILS 0.12 par value per share         200,000,000       200,000,000
                                              ===========       ===========

         1. The Company's shares (ILS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

         A.       AUTHORIZED, ISSUED AND OUTSTANDING SHARES (CONT'D)

         3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The closing of this agreement took place on February 12, 2002. The investors paid an amount of $ 50 million to the Company in consideration for the shares they received. Part of the shares allotted to the above mentioned investors were the balance of the Company's shares held as Treasury stock.

         4. Pursuant to the service agreement with one of the Company's director, the Company issued to him in 2003 and 2002, 5,650 ordinary shares and 3,940 ordinary shares, respectively.

         B.       DIVIDENDS

         Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. See Note 15A(2).

         C.       SHARE INCENTIVE AND STOCK OPTION PLANS

         1.       ECI PLAN

         a. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plans, as of December 31, 2003, the Company is authorized to grant options for a total of 29,760,700 (increased from 26,760,700 following shareholders' approval on July 30, 2003) shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                  On February 11, 2003 the Company granted to its employees and managers 879,228 share options at an exercise price of $1.75 per share. The options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters. In February 2003 the Company granted 300,000 share options to a company of which one of its directors shares control at an exercise price of $ 2.21 per share. Half of the options vested immediately and the balance will vest in February 2004.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

         C.       SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

         1.       ECI PLAN (CONT'D)

                  In February 2003, the Company granted an aggregate 130,000 share options to two directors at an exercise price of $ 1.99 per share. 30,000 of these options will be fully vested in August 2004, and one third of the remaining 100,000 options will be vested, respectively, in January 2004, January 2005 and January 2006.

                  On April 10, 2003, the Company granted to its employees and managers 746,831 share options at an exercise price of 1.78 per share, which constituted the market price of the share on the date the options were granted. The options will be vested as follows: 12.5% after half a year and 6.25% during 14 consecutive quarters thereafter. In addition, the Company granted to its employees and managers 3,095,600 share options at an exercise price of $0 per share. The share option will be vested as follows: 68.75% after one year and 6.25% during five consecutive quarters thereafter.

                  During the first quarter of 2003, the Company agreed to grant employees of certain segments the right to exchange their option warrants, convertible into shares in certain subsidiaries, for others, convertible into shares of the Company according to a certain ratio, on a date at least six months after conversion date. Accordingly, on September 10, 2003, the Company granted to its employees and managers 5,109,982 share options at an exercise price of $ 3.24 per share. In most instances, these options were exercisable as to 50% from the date they were granted and as to additional 6.25% on the last day of each of the next eight consecutive quarters, beginning on September 30, 2003.

                  In addition, the Company granted certain persons who had agreed to the exchange but left the employ of the Company since the conversion date 132,413 share options at an exercise price of $ 3.24 per share. The options vested immediately and are exercisable for one year thereafter.

                  None of the above share options (other than those granted at an exercise of $0 per share) were granted at exercise prices below of the market price on the date of the grant.

                  During the reporting period, 100,818 options were exercised.

         b.       TTL Plan
                  --------
                  As a result of the Merger with TTL in 1999, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

         c.       U.S. Plan
                  ---------
                  At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"), which has now expired, except as to outstanding option awards. Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. could participate in the ECI U.S. Plan.

                  As at December 31, 2003, there are no outstanding options.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

         C.       SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

         1.       ECI PLAN (CONT'D)

                  Stock options under the ECI Plans are as follows:

                                                                         2003               2002               2001
                                                                  ----------------   ----------------   ----------------
                                                                  NUMBER OF SHARES   NUMBER OF SHARES   NUMBER OF SHARES
                                                                  ----------------   ----------------   ----------------
                  Total number authorized at beginning of year        26,760,700          14,760,700       14,760,700
                  Increase in number authorized during year            3,000,000         12,000,000                 -
                  Options unexercised at beginning of year           (12,349,747)       (12,087,850)      (11,943,633)
                  Exercised till beginning of year                    (2,028,982)        (2,028,982)       (2,028,982)
                  Granted during year                                (10,523,271)          (780,000)         (905,000)
                  Cancelled during year                                3,704,655            518,103           760,783
                                                                     -----------        -----------       -----------

                  Authorized for future grant at end of year           8,563,355         12,381,971           643,868
                                                                     ===========        ===========       ===========

                  Exercised during the year *                            100,818                 --                --
                                                                     ===========        ===========       ===========

                  * Average price of options exercised
                      during year (in US$)                                  2.62                 --                --
                                                                     ===========        ===========       ===========

                  Options unexercised at end of year                  19,067,545         12,349,747        12,087,850
                                                                     ===========        ===========       ===========

                  Options may be exercised as follows (1):
                  First year or thereafter                            16,540,199         11,997,247         9,078,874
                  Second year or thereafter                            1,911,858            147,500         2,748,976
                  Third year or thereafter                               615,488            205,000           260,000
                                                                     -----------        -----------       -----------

                                                                      19,067,545         12,349,747        12,087,850
                                                                     ===========        ===========       ===========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      1.    ECI PLAN (CONT'D)

      b.    Stock options under the ECI Plans (cont'd)

            (1) To be paid in ILS based on the rate of exchange of the dollar on the date of payment as follows:

                                      2003               2002               2001
                          ----------------   ----------------   ----------------
DOLLARS PER SHARE         NUMBER OF SHARES   NUMBER OF SHARES   NUMBER OF SHARES
                          ----------------   ----------------   ----------------

Zero                             2,942,728                 --                 --
1.31 - 3.17                      2,587,619            650,000                 --
3.24                             5,124,326                 --                 --
3.25 - 7.61                        598,334            798,600            918,600
14 - 21                          1,134,842          1,443,016          1,443,016
23.85 - 26.38                      183,500            269,000            269,000
26.66                            3,985,054          5,630,531          5,778,034
27.51 - 29.53                    1,792,292          2,705,950          2,826,550
30 - 40                            718,850            852,650            852,650
                                ----------         ----------         ----------
                                19,067,545         12,349,747         12,087,850
                                ==========         ==========         ==========

      2.    FAIR VALUE METHOD

      a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

            As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2003 to be $1.7. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                    OPTION           EXPECTED          RISK FREE
YEAR OF GRANT                         TERM         VOLATILITY      INTEREST RATE
--------------------------------------------------------------------------------
2003                                    5                 70               1.00%
2002                                    5                105               1.50%
2001                                    5                 90               2.00%

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      2.    FAIR VALUE METHOD (CONT'D)

      b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                         FOR THE YEAR ENDED DECEMBER 31
                                                     ----------------------------------------
                                                         2003           2002           2001
                                                     --------       --------       --------
                                                                   RESTATED (*)
                                                                   ------------
                                                     $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                     ----------------------------------------
Net loss, as reported                                 (71,040)      (162,468)      (412,376)
Add:      Stock-based employee compensation
          expenses included in reported net
          income, net of related tax effects            3,568            286          3,592
Deduct:   Total stock-based employee
          compensation expense determined
          under the fair value based method
          for all awards, net of related
          tax effects                                 (23,450)       (59,930)       (72,511)
                                                      -------       --------       --------

Pro Forma net loss                                    (90,922)      (222,112)      (481,295)
                                                      =======       ========       ========

Net loss per share (basic and diluted) per: ($)
 - as reported                                          (0.66)         (1.54)         (4.44)

 - pro forma                                            (0.84)         (2.10)         (5.18)

(*)   See note 1A(8)

      3.    EMPLOYEE STOCK PURCHASE PLANS ("ESPP")

      In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

      Under the ESPP, the Company sold to its employees during 2003, 2002 and 2001, 418,983, 775,123 and 1,214,642 ordinary shares of the Company (which, in 2001 were previously treasury stock), respectively. The ESPP plan is no longer in effect.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 13 - BALANCES IN CURRENCIES OTHER THAN THE DOLLAR

                                           DECEMBER 31, 2003                      DECEMBER 31, 2002
                                  -----------------------------------  ------------------------------------
                                   ISRAELI                              ISRAELI
                                  CURRENCY           FOREIGN CURRENCY  CURRENCY            FOREIGN CURRENCY
                                  --------   ------------------------  --------   -------------------------
                                               EURO    POUNDS  OTHERS               EURO    POUNDS   OTHERS
                                                     STERLING                             STERLING
                                             ------  --------  ------             ------  --------   ------
                                                            $ IN THOUSANDS
                                  -------------------------------------------------------------------------
ASSETS
Trade receivables                   12,115   49,473     4,799    3,834   11,876   40,734     5,438    4,741
Other current assets                25,760    3,993     2,143    1,809   14,435    4,332       578   10,557
Long-term deposits and marketable
 securities                         18,282       --        --       --       --       --        --       --
                                    ------   ------     -----    -----   ------   ------     -----   ------
                                    56,157   53,466     6,942    5,643   26,311   45,066     6,016   15,298
                                    ======   ======     =====    =====   ======   ======     =====   ======


LIABILITIES
Trade payables                      32,443    4,034       263    2,466   19,299    4,693       278      521
Other current liabilities           31,790    6,446     2,989    4,549   41,426    4,797     3,985    1,394

Long-term liabilities
 (including current maturities)     25,966       --        --       65   26,170    3,127       493       39
                                    ------   ------     -----    -----   ------   ------     -----   ------
                                    90,199   10,480     3,252    7,080   86,895   12,617     4,756    1,954
                                    ======   ======     =====    =====   ======   ======     =====   ======

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 14 - CHARGES (ASSETS PLEDGED)

      The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company was obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to a facility agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002 until the first quarter of 2003, the Company was not in compliance with some of the financial ratios and, therefore, the loans starting from the third quarter of 2002 until the first quarter of 2003 were classified as current loans.

      During the reporting period, the Company signed a letter agreement which amended the aforementioned facility agreement. Under the letter agreement, the Company repaid an amount of approximately $ 78 million in respect of the long-term loan and fully paid of $45 million of the short-term loan. In addition, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and, starting 2004, certain ratios of operating income. Accordingly, the loan starting from the second quarter of 2003 is classified as long-term.

      See Note 4A for pledges on deposits. See Note 17B for restricted deposits.

NOTE 15 - TAXES ON INCOME

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS:

      1.    Israel tax reform

      During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

      The main provisions of the tax reform that may affect the Company are as follows:

            a) Transfer pricing of international transactions with related parties.

            The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. The Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, however, an adjustment may be required following the issue of the said Regulations. In the opinion of the Company, the regulation will not have a material effect.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

            b)    Employee stock incentive plans

                  The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% (49% in 2004) or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (2-3 years from the date of grant). Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The company chose to waive the tax expense and the employees will pay a reduced tax rate of 25%.

            c)    Controlled foreign company (CFC)

                  The amendment to the law introduced Controlled Foreign Company
                  (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

            d) Capital gain tax is reduced to 25% from 36%, (except with respect to capital gains from marketable securities which consist to be 36%), with transitional provisions for assets acquired prior to January 1, 2003.

            e) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

      2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

            Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

            A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, a Company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

            The period of benefits in respect of most of the Company's production facilities will terminate in the years 2004-2011. Some of the Company's current investments are made under new approvals.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

            In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2003, the Company has an accumulated loss and therefore it cannot distribute a cash dividend. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

            In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate by the reduction in turnover subject to the full tax rate.

      3. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

            Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors'
            Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

      4. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

            The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

      5. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is mainly 36%.

      6. In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.2 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      B.    NON-ISRAELI SUBSIDIARIES

      Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

      C.    TAXES ON INCOME FROM CONTINUING OPERATIONS

      Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                    YEAR ENDED DECEMBER 31
                                         ----------------------------------------------
                                                   2003            2002            2001
                                         --------------  --------------  --------------
                                         $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                         --------------  --------------  --------------
Current taxes relating to-
The Company and its Israeli subsidiaries          1,559           3,092           2,383
Foreign subsidiaries                             (6,704)            211           1,995
                                         --------------  --------------  --------------
                                                 (5,145)          3,303           4,378
                                         --------------  --------------  --------------

Deferred taxes relating to -
The Company and its Israeli subsidiaries            424           4,850          (4,780)
Foreign subsidiaries                              6,884             274             112
                                         --------------  --------------  --------------
                                                  7,308           5,124          (4,668)
                                         --------------  --------------  --------------
                                                  2,163           8,427            (290)
                                         ==============  ==============  ==============

(*) In 2002 - Including tax benefits of $ 1,136 thousand with respect to previous years.

      D.    LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

                                                         YEAR ENDED DECEMBER 31
                                           --------------------------------------------------
                                                     2003              2002              2001
                                           --------------    --------------    --------------
                                                                RESTATED(*)
                                           --------------    --------------    --------------
                                           $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                           --------------    --------------    --------------
The Company and its Israeli subsidiaries          (67,179)          (87,490)         (353,520)
                                           --------------    --------------    --------------
Foreign subsidiaries                               (6,929)            1,800             3,857
                                           --------------    --------------    --------------
                                                  (74,108)          (85,690)         (349,663)
                                           ==============    ==============    ==============

(*) See Note 1A(8)

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      E. RECONCILIATION OF THE STATUTORY TAX EXPENSE (BENEFIT) TO ACTUAL TAX EXPENSE

      A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                   YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------
                                                               2003              2002              2001
                                                     --------------    --------------    --------------
                                                                        RESTATED(*)
                                                                       --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                     --------------    --------------    --------------
Loss from continuing operations as reported
 in the consolidated statements of operations               (74,108)          (85,690)         (349,663)
                                                            =======           =======          ========

Theoretical income tax benefit on the above amount
(36%)                                                       (26,678)          (30,848)         (125,879)

Foreign tax rate differential                                (1,559)            2,382             1,251

Current losses - for which no deferred tax benefit
 has been recorded                                           17,329             5,535            20,818

Tax benefits with respect to previous years                      --            (1,136)               --

Effect of lower tax rates arising from "Approved
 Enterprise Status"                                           6,517            14,801            51,559

Increase in taxes resulting from non-deductible
 expenses (mainly amortization of goodwill)                   9,079            17,496            46,821

Other**                                                      (2,525)              197             5,140
                                                            -------           -------          --------

Taxes on income for the reported year                         2,163             8,427              (290)
                                                            =======           =======          ========

(*)   See Note 1A(8)

(**) Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX

      (1) As at December 31, 2003 and December 31, 2002, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                  DECEMBER 31       DECEMBER 31
                                               --------------    --------------
                                                         2003              2002
                                               --------------    --------------
                                               $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------    --------------

Deferred tax assets:
Tax credit carryforwards                                3,840             2,856
Capital loss carryforward                              48,022            46,386
Operating loss carryforward (a)                        60,584            52,413
Vacation pay accruals and severance pay fund            4,352             6,761
Property, plant and equipment                           4,771             3,258
Other                                                   2,698             4,529
                                               --------------    --------------
Gross total deferred tax assets                       124,267           116,203
Valuation allowance for deferred tax assets (a)      (111,645)          (94,316)
                                               --------------    --------------
Net deferred tax assets (a)                            12,622            21,887
                                               --------------    --------------

Deferred tax liabilities:
Software development costs                             (1,629)           (3,058)
Depreciation                                             (149)             (677)
                                               --------------    --------------
Net deferred tax liabilities                           (1,778)           (3,735)
                                               --------------    --------------
Deferred income tax, net (b)                           10,844            18,152
                                               ==============    ==============

            a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2003, the Company determined that it is more likely than not that $ 10.8 million of such assets will be realized, therefore resulting in a valuation allowance of $
                  111.6 million.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX (CONT'D)

                  Based on the fiscal 2002 assessment, the Company had determined that it was more likely than not that $ 18 million of such assets were to be realized, therefore resulting in a valuation allowance of $ 94 million. Based on the fiscal 2001 assessment, the Company had determined that it was more likely than not that $ 23 million of such assets were to be realized, therefore resulting in a valuation allowance of $ 70 million. If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling f the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

                  The Company has not recognized a deferred tax liability of approximately $ 1,074 thousand for the undistributed earnings of its foreign operations that arose in 2003 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2003, the undistributed earnings of these subsidiaries were approximately $ 4,296 thousand (December 31, 2002 - $ 5,488 thousand).

            (b) Long-term deferred taxes in the amount of $ 8,801thousands are included in the other assets item of the balance sheet and short-term deferred taxes in the amount of $ 2,043 thousands are included in other receivables.

      (2) As at December 31, 2003, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and alternative tax net operating loss carryforwards (NOL) of $ 393.4 million, $ 139.4 million, $ 1.4 million and $ 67 million, respectively. The company had no minimum tax credit carryover. A portion of the federal and alternative minimum tax net operating loss carryforwards will begin to expire over the period of 2019 through 2023. A portion of the capital loss and the general business carryforwards with expiration dates from 2003 to 2021.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      G.    TAX ASSESSMENT

      Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.


      H.    COMPANY SPIN-OFF

      Towards the end of 2000, the Company applied to the Israeli tax authorities for a tax ruling that, under Israeli tax law, its shareholders would not be liable to taxation as a result of the spin-off plan described in Note 1A.(2) above. The main points of the ruling are as follows:

      a. The new investors in the spun-off companies shall not constitute more than 50%;

      b. Assets and liabilities shall be distributed between these companies as per special financial statements to be submitted to the tax authorities, based mainly on book values;

      c. Losses for tax purposes shall be distributed between these companies pro rata to their equity;

      d. Benefits accruing under the Law for the Encouragement of Capital Investments shall be computed on a consolidated basis until the second stage of the plan is implemented and\or until another method is decided upon;

      e. The Company can file consolidated tax returns for itself and its new subsidiaries, committing to pay tax on the consolidated results of operations;

      f. Certain earnings and losses shall be taxable as stated in the letter of approval, and

      g. If the second stage comes into effect and one or more of these companies is split off will reach $ 15 million.

      As mentioned in Note 1A(2), the Company notified the tax authorities of the retroactive cancellation of the split-up plan. In the opinion of Management, which is based on the advice of its professional consultants, the application will be accepted by the tax authorities.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - RELATED PARTY TRANSACTIONS

      Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

      a. sales of certain of the Company's products and expenses related to such sales;

      b. financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

      A.    BALANCES DUE TO OR FROM RELATED PARTIES:

                                               DECEMBER 31           DECEMBER 31
                                            --------------        --------------
                                                      2003                  2002
                                            --------------        --------------
                                            $ IN THOUSANDS        $ IN THOUSANDS
                                            --------------        --------------

ASSETS:
Trade receivables                                    3,530                 8,738
Other receivables                                      317                    35

LIABILITIES:
Trade payables                                       3,635                    --
Other payables                                      10,064                 1,016


      B.    INCOME FROM, AND EXPENSES TO, RELATED PARTIES:

                                                YEAR ENDED DECEMBER 31
                                    ----------------------------------------------
                                              2003            2002            2001
                                    --------------  --------------  --------------
                                    $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                    --------------  --------------  --------------
Sales                                       28,473           4,945           3,787
Cost of revenues                             8,751           2,264           3,659
Selling and marketing expenses               2,779           2,043             182
General and administrative expenses          1,498           5,338              93
Financial expenses                              15             108              --
Financial income                                46              --              --

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

      BALANCE SHEET:

      A.    CASH AND CASH EQUIVALENTS

      Including deposits of $ 127,649 thousand at December 31, 2003 (December 31, 2002 - $ 334,308 thousand).

      B.    SHORT-TERM INVESTMENTS

      Including restricted balances of $ 1,035 thousand at December 31, 2003 (December 31, 2002 - $ 1,035 thousand).

      C.    TRADE RECEIVABLES

      Net of provision for doubtful accounts of $ 42,904 thousand at December 31, 2003 (December 31, 2002 - $ 34,764 thousand).

      The activity in the allowance for doubtful accounts for impaired notes receivable for the years ended December 31, 2003 and 2002 follows:

                                                                   2003             2002
                                                         --------------   --------------
                                                         $ IN THOUSANDS   $ IN THOUSANDS
                                                         --------------   --------------
Allowance for doubtful accounts at beginning of year             34,764           28,974
Additions charged to bad debt expense                            10,378            9,652
Write-down charged against the allowance                         (1,200)          (2,769)
Recoveries of amounts previously charged off                     (1,038)          (1,093)

Allowance for doubtful accounts at end of year                   42,904           34,764
As to sales of certain trade receivables, see Note 17P

      D.    OTHER RECEIVABLES

                                                DECEMBER 31          DECEMBER 31
                                                       2003                 2002
                                             --------------       --------------
                                             $ IN THOUSANDS       $ IN THOUSANDS
                                             --------------       --------------
Employees                                             1,252                1,608
Chief Scientist                                       2,033                3,054
Deferred income tax                                   2,043                1,357
Tax authorities                                         289                   --
Accrued income                                          976                  706
Advances to suppliers                                   816                2,552
Related parties                                         317                   35
Others                                                9,371               14,882
                                             --------------       --------------
                                                     17,097               24,194
                                             ==============       ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      E.    SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM DEBTS

      Consist of the following:

                                                   DECEMBER 31       DECEMBER 31
                                                --------------    --------------
                                                          2003              2002
                                                --------------    --------------
                                                $ IN THOUSANDS    $ IN THOUSANDS
                                                --------------    --------------
Short term loans                                            --            70,012
Current maturities of long term debts *                 30,000           160,000
                                                --------------    --------------
                                                        30,000           230,012
                                                ==============    ==============

      F.    OTHER PAYABLES AND ACCRUED LIABILITIES

      Consist of the following:

                                                  DECEMBER 31       DECEMBER 31
                                                         2003              2002
                                               --------------    --------------
                                               $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------    --------------

Employees and social benefits                          31,092            32,654
Chief Scientist                                         1,149            15,454
Tax authorities                                         5,235             9,107
Commissions payable                                    17,932            22,979
Advances from customers                                 8,888             4,179
Warranty accrual (*)                                    7,308             9,546
Accrued expenses                                       31,832            29,850
Other payables and accrued liabilities                 14,590            10,057
                                               --------------    --------------
                                                      118,026           133,826
                                               ==============    ==============

(*)  Balance at the beginning of the year               9,546            12,485
     Warranty expenses                                 (5,104)           (6,052)
     Change in accrual                                  2,866             3,113
                                               --------------    --------------
     Balance at the end of the year                     7,308             9,546
                                               ==============    ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

      1.    SEGMENT ACTIVITIES DISCLOSURE:

      Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations (P&L).

      In 2003, following the sale of NGTS and the merger of Enavis and Lightscape, there was a change in the segments of the Company. Accordingly, in prior years the results of Enavis and NGTS were classified under Optical Networks and Others, respectively.

      Hereunder the Company's segments:

      Broadband Access Division (formerly - Inovia)

      The access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as narrowband solutions. These products are designed to increase the transmission capacity of cable systems, as well as SDSL and ADSL systems designed for wideband home internet applications on copper wires (telephony).

      Optical Network Division (formerly - Lightscape and Enavis)

      The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

      The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

      In addition, the division develops, markets and suppliers modular solutions for broadband management on cross connect platforms, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

      It provides network management systems and manufactures advanced digital cross - connect systems combining voice with data, multiplexers and other products.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      1.    SEGMENT ACTIVITIES DISCLOSURE: (CONT'D)

      ECtel (ECTL)

      ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide. See also Note 21

      Other

      The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; sales and marketing activities for certain products of the above divisions outside Israel, through the Company's subsidiaries; and other investments which are not identified with any of the operational segments.

      The Company's manufacturing and service units serve as a manufacturing and service sub-contractors and carries out activities primarily for the above divisions and for Veraz. The sales to the divisions do not generate profits. The cost of manufacturing is included in the cost of sales of each of the divisions, as applicable. The above divisions are charged on a specific basis, so that their costs reflect the production costs of the manufacturing and service units with respect to the goods and services developed and sold by each respective division.

      Included in the Other segment until December 2002, were the activities of the Company's NGTS (Next Generation Telephony System) division, whose principal operations were transferred to Veraz. (See Note 5A.) This division developed and manufactured solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. It specialized in supplying media gateways connecting IP networks to traditional communication networks and offered combined solutions for the transmittal of telephony over IP networks, including telephony carriers, software switching, management and service systems, combined with value added and third party services.

      Among the other former operations included in the Other segment were the activities of the ECI Business Systems unit (until its sale in November
      2001), which specialized in end equipment and switching systems for businesses in Israel and abroad.

      See also Note 21 on the discontinued operations of InnoWave.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      2.    OPERATIONAL SEGMENTS STATEMENT OPERATION DISCLOSURE:

      The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

                                                     YEAR ENDED DECEMBER 31, 2003
                          ----------------------------------------------------------------------------------
                              OPTICAL         BROADBAND            ECTEL             OTHER      CONSOLIDATED
                              NETWORK            ACCESS
                          -----------       -----------      -----------       -----------       -----------
                          $ THOUSANDS       $ THOUSANDS      $ THOUSANDS       $ THOUSANDS       $ THOUSANDS
                          -----------       -----------      -----------       -----------       -----------
Revenues                      177,706           182,290           28,857            32,571           421,424

Operating expenses**          207,659           165,863           58,804            42,189           474,515

Impairment of
 assets                            --                --            6,019               667             6,686

Restructuring
 expenses                       7,243               478               --               673             8,394
                          -----------       -----------      -----------       -----------       -----------

Operating profit
 (loss)                       (37,196)           15,949          (35,966)          (10,958)          (68,171)
                          ===========       ===========      ===========       ===========       ===========

                                                     YEAR ENDED DECEMBER 31, 2002
                          ----------------------------------------------------------------------------------
                                                             RESTATED*
                          ----------------------------------------------------------------------------------
                              OPTICAL         BROADBAND            ECTEL             OTHER      CONSOLIDATED
                              NETWORK            ACCESS
                          -----------       -----------      -----------       -----------       -----------
                          $ THOUSANDS       $ THOUSANDS      $ THOUSANDS       $ THOUSANDS       $ THOUSANDS
                          -----------       -----------      -----------       -----------       -----------
Revenues                      233,218           241,807           52,426            75,409           602,860
                          ===========       ===========      ===========       ===========       ===========

Operating expenses**          262,754           237,154           54,106           118,908           672,922

Impairment of
 assets                            --                --               --             3,725             3,725
Loss from
 exchange of
 assets                            --                --               --             6,783             6,783
                          -----------       -----------      -----------       -----------       -----------

Operating profit
(loss)                        (29,536)            4,653           (1,680)          (54,007)          (80,570)
                          ===========       ===========      ===========       ===========       ===========

*     See Note 1A(8)

** Including cost of sale, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of related intangible assets.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

         G.       DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

         2.       OPERATIONAL SEGMENTS STATEMENT OPERATION DISCLOSURE:

                                                     YEAR ENDED DECEMBER 31, 2001
                          ----------------------------------------------------------------------------------
                              OPTICAL         BROADBAND            ECTEL             OTHER      CONSOLIDATED
                              NETWORK            ACCESS
                          -----------       -----------      -----------       -----------       -----------
                          $ THOUSANDS       $ THOUSANDS      $ THOUSANDS       $ THOUSANDS       $ THOUSANDS
                          -----------       -----------      -----------       -----------       -----------
Revenues                      311,756           332,338           60,951           166,703           871,748
                          ===========       ===========      ===========       ===========       ===========

Operating expenses*           378,505           438,608           51,776           200,200         1,069,089
Impairment of
 assets                        44,766            39,806               --            11,954            96,526
Liability for
 royalties payable
 to the Chief
 Scientist                         --             8,394               --                --             8,394
Restructuring and
 spin-off expenses              7,909             4,365               --             7,107            19,381
Purchase of in-
 process research
 and development                   --                --              916                --               916
                          -----------       -----------      -----------       -----------       -----------
Operating profit
 (loss)                      (119,424)         (158,835)           8,259           (52,558)         (322,558)
                          ===========       ===========      ===========       ===========       ===========

* Including cost of sale, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of related intangible assets.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      3.    The  following  financial  information   identifies  the  assets  to
            segments:

                                                     YEAR ENDED DECEMBER 31, 2003
                          ----------------------------------------------------------------------------------
                              OPTICAL         BROADBAND            ECTEL             OTHER      CONSOLIDATED
                              NETWORK            ACCESS
                          -----------       -----------      -----------       -----------       -----------
                          $ THOUSANDS       $ THOUSANDS      $ THOUSANDS       $ THOUSANDS       $ THOUSANDS
                          -----------       -----------      -----------       -----------       -----------

Assets*                     189,235           108,288          59,229             201,850          558,602
Depreciation and
 amortization**              18,332            11,208           7,897              10,009           47,469
Capital investments          11,322             4,130           2,503               7,681           25,636

                                                     YEAR ENDED DECEMBER 31, 2002
                          ----------------------------------------------------------------------------------
                              OPTICAL         BROADBAND            ECTEL             OTHER      CONSOLIDATED
                              NETWORK            ACCESS
                          -----------       -----------      -----------       -----------       -----------
                          $ THOUSANDS       $ THOUSANDS      $ THOUSANDS       $ THOUSANDS       $ THOUSANDS
                          -----------       -----------      -----------       -----------       -----------
Assets *                    254,464           126,990           104,170           213,810           699,434
Depreciation and
 amortization**              24,104            10,988             1,873            23,211            60,176
Capital investments          13,871             4,718             1,961             4,318            24,868

* The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, goodwill and other intangibles.

**    Including impairment of assets.

4.    SALES TO SIGNIFICANT CUSTOMERS

      The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                               YEAR ENDED DECEMBER
                                     ------------------------------------------
                                     2003              2002                2001
                                     ----              ----                ----
Customer 1                             18%               21%                 (*)
Customer 2                             10%               10%                 23%

(*)   Less than 10 percent of total revenue.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      5.    INFORMATION ON SALES BY GEOGRAPHIC DISTRIBUTION

                                                 YEAR ENDED DECEMBER 31
                                    ----------------------------------------------
                                              2003            2002            2001
                                    --------------  --------------  --------------
                                    $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                    --------------  --------------  --------------
North America                               23,522          41,299          95,448
Europe                                     246,666         355,064         424,155
Africa, Asia Pacific and Australia          68,334         134,537         193,180
Israel                                      62,914          32,519         107,416
Others                                      19,988          39,441          51,549
                                    --------------  --------------  --------------
                                           421,424         602,860         871,748
                                    ==============  ==============  ==============


      H.    COST OF REVENUES

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
Materials and components consumed                           148,401         220,391         534,711
Salaries, wages and employee benefits                        41,318          51,192          82,103
Depreciation and amortization                                12,756          15,267          17,911
Other manufacturing and other service costs                  44,264          53,205          33,815
                                                     --------------  --------------  --------------
Cost of revenues                                            246,739         340,055         668,540

Decrease (increase) in inventories of work in
 process and finished products                               10,983          21,707         (56,795)
                                                     --------------  --------------  --------------
                                                            257,722         361,762         611,745
Provision for inventory write off
 (see also Note 20)                                              --           7,446          99,163
Royalties to the government (see Note 11(C)(1))              *(969)          10,272          14,523
                                                     --------------  --------------  --------------
                                                            256,753         379,480         725,431
                                                     ==============  ==============  ==============

(*) In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $6.3 million.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      I.    RESEARCH AND DEVELOPMENT COSTS, NET

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
Expenses incurred                                            87,478         112,063         150,861
Less - grant participations (see Note 11C)                   15,358          22,732          30,106
                                                     --------------  --------------  --------------
                                                             72,120          89,331         120,755
                                                     ==============  ==============  ==============

      J.    SELLING AND MARKETING EXPENSES

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
Salaries and employee benefits                               40,709          47,863          61,173
Agents' commissions                                          13,955          20,199          22,133
Advertising and exhibitions                                   2,411           2,268           2,272
Foreign travel                                                5,855           7,460           7,083
Other                                                        25,010          33,206          43,237
                                                     --------------  --------------  --------------
                                                             87,940         110,996         135,898
                                                     ==============  ==============  ==============

      K.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
Salaries and employee benefits                               18,967          24,106          34,217
Rent and maintenance of premises                              2,059           3,350           2,367
Bad and doubtful debt expenses                           (**)22,356       (*)50,144          20,576
Other                                                        12,547          13,755          19,658
                                                     --------------  --------------  --------------
                                                            55,929           91,355          76,818
                                                     ==============  ==============  ==============

(*)   See also Note 4C(2)

(**)  See also Note 4C(3)

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

         L.       FINANCING INCOME, NET

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
FINANCING EXPENSES:
Interest on loans from banks                                  2,449          10,036         17,975
Interest and bank charges                                     1,389           3,198          5,158
Exchange rate differences (see Note 1A(6))                    4,504           4,480          3,534
Loss on revaluation of marketable securities                     --             661             --
                                                     --------------  --------------  --------------
                                                              8,342          18,375         26,667
                                                     ==============  ==============  ==============
FINANCING INCOME:
Interest mainly on bank deposits and
 receivables                                                  6,397          20,603         24,534
Exchange rate differences (see Note 1A(6))                      624           3,739          4,030
Gain on sale and revaluation of marketable
 Securities                                                     770              --          3,220
                                                     --------------  --------------  --------------
                                                              7,791          24,342         31,784
                                                     ==============  ==============  ==============

      M.    OTHER INCOME (EXPENSES), NET

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
Gain from sale of shares and issuance of new shares
 in a consolidated subsidiary (1)                                --          11,397           5,144
Loss from sale of an affiliated company                          --              --          (7,299)
Loss from sale of property and equipment, net                  (167)           (881)         (1,521)
Loss from realization of investment and
 allowance for impairment of investments (2)                 (1,587)         (3,139)        (13,000)
Decline in value of convertible notes (see Note 5B)          (3,400)        (18,000)             --
Other expenses, net                                            (232)           (464)           (241)
Capital loss from sale of business operations (3)                --              --         (17,708)
Capital gain from disposal of consolidated
 companies                                                       --              --           2,433
                                                     --------------  --------------  --------------
Total other expenses, net                                    (5,386)        (11,087)        (32,192)
                                                     --------------  --------------  --------------

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      M.    OTHER INCOME (EXPENSES), NET (CONT'D)

      (1) During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%.

      (2) Arising from a permanent impairment in the value of an investments. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

      (3) During the fourth quarter of 2001, the Company completed the transaction for the sale of a division, which does not consist a segment, to a group of investors in consideration for $ 12,500 thousand. Under the agreement, all assets and liabilities of the Division were transferred, including liabilities related to employee severance agreements amounting to $ 27.5 million, serving as a cover for employee severance payments until the year 2012. (See also Note
            17G).

      N.    SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

                                                                  YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                               2003            2002            2001
                                                     --------------  --------------  --------------
                                                     $ IN THOUSANDS  $ IN THOUSANDS  $ IN THOUSANDS
                                                     --------------  --------------  --------------
EXPENSES:
Maintenance and repairs                                      9,963            7,459          9,476
Depreciation of property, plant and equipment               23,830           32,009         29,022
Taxes (other than income taxes)                              2,171            2,453          2,911
Rent                                                        11,507           21,200         20,244
Advertising costs                                            1,980            2,558          3,463
Royalties                                                      162           11,412         15,231
Amortization of capitalized software                        15,157           19,939         20,901

         O.       LOSS PER SHARE ("LPS")

         Following are the details of the basic and diluted LPS:

                                            2003                                2002                             2001
                               -------------------------------- ---------------------------------- --------------------------------
                                NET LOSS  NUMBER OF    LOSS PER    NET LOSS  NUMBER OF    LOSS PER  NET LOSS   NUMBER OF   GAIN PER
                                             SHARES       SHARE                 SHARES       SHARE                SHARES      SHARE
                                                         AMOUNT                             AMOUNT                           AMOUNT
                               ---------  ---------   --------- -----------  --------- ----------- ---------   ---------  ---------
                                                                RESTATED(*)            RESTATED(*)
                               ---------  ---------   --------- -----------  --------- ----------- ---------   ---------  ---------
                                 $ IN       $ IN        $ IN       $ IN        $ IN       $ IN       $ IN        $ IN        $ IN
                               THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS  THOUSANDS   THOUSANDS  THOUSANDS
                               ---------  ---------   ---------  ---------   ---------  ---------  ---------   ---------  ---------
Loss for continuing operation   (65,699)   107,831     (0.61)    (96,088)     105,512    (0.91)     (352,146)    92,896     (3.79)
                               ========   ========    ======     =======     ========   ======     =========   ========     =====

Cumulative effect of accounting
 change, net of taxes                --         --       --         (550)     105,512    (0.01)        1,710     92,896      0.02
                               ========   ========    ======     =======     ========   ======     =========   ========     =====

Discontinued operations          (5,371)   107,831     (0.05)    (65,830)     105,512    (0.62)      (61,940)    92,896     (0.67)
                               ========   ========    ======     =======     ========   ======     =========   ========     =====

Net loss per share              (71,040)   107,831     (0.66)   (162,468)     105,512    (1.54)     (412,376)    92,896     (4.44)
                               ========   ========    ======     =======     ========   ======     =========   ========     =====

(*)   see Note 1A(8)

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      P.    FACTORING OF FINANCIAL ASSETS

      The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

      The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, Libor for the relevant period on the basis of the semi-annual discount to yield plus a margin of 1.8% per annum on average. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

      As at December 31, 2003, trade receivables amounting to $ 16,671 thousand (December 31, 2002 - $ 45,634 thousand) were factored.

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS

      A. FASB STATEMENT NO. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

      On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. FASB staff position 150-3 defers the effective date of FASB 150 for certain mandatory controlling interests. The Company believes that the adoption of FASB 150 will not have an impact on its consolidated financial statements.

      B. FASB INTERPRETATION NO. 46 (REVISED DECEMBER 2003) CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs no later than March 31, 2004. For any VIEs that must be consolidated under FIN 46R the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company believes that the adoption of FIN 46R will not have an impact on its consolidated financial statements.

NOTE 19 - ACQUISITIONS

      A.    TADIRAN TELECOMMUNICATIONS LTD. (HEREINAFTER "TTL")

      Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger").

      The cost of the purchase totaled $403.8 million, which included cost excesses in the amount of $229.9 million, as follows:

                                                                  $ IN THOUSANDS
                                                                  --------------
      R&D in process(*)                                                   87,327
      Goodwill and intangible assets                                     142,583
                                                                  --------------
                                                                         229,910
                                                                  ==============
      *     See Note 19E below.

      In the merger agreement, the Company undertook to indemnify the seller in respect of losses and damages incurred by the latter in respect of future taxes imposed on the Company or certain of its subsidiaries and for which a provision was not fully provided in respect thereof in the financial statements of the Company.

      B.    WAVE PACER DSL DIVISION

      In  April  2000,  ECI  and  its  subsidiary  purchased  WavePacer,   Pulse
      Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million.

      The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million related to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See Note 19E.). In 2001, management of the Company decided that the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20A(2).


      C.    WINNET METROPOLITAN COMMUNICATION SYSTEM INC. (WINNET).

      In June 2000, a wholly owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company paid approximately an additional $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000. The excess of the purchase price over the fair value of the net tangible assets amounted to $ 47.6 million, of which $ 8.3 million related to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(E) below). In 2001 Management of the Company decided that the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill.


      D.    ACQUISITION OF TELRAD HAWK NET-I LTD.("NETEYE")

      On October 1, 2001, ECtel, a consolidated company, acquired, from a related party, complete ownership of NetEye, including shareholders' loans. NetEye is engaged in the research, development and marketing of real time fraud management in Internet and next generation telecommunications networks. In consideration of the purchase, ECtel issued shares and options totalling $ 16,500 thousand. The transaction was accounted for by the purchase method according to SFAS No. 141. Goodwill, in the amount of $ 16,348 thousand and other intangible assets arising from acquisition of shares of NetEye are subject to amortization in accordance with SFAS No. 142. According to the requirements of SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually. In 2003, Management of ECtel decided that the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill - see Note 20B(1).

      E.    IN PROCESS RESEARCH AND DEVELOPMENT (IPR&D)

      In process research and development was calculated in accordance with an external valuation which is based on the principles stated in SFAS 2 and its related clarifications, regarding research and development components that have not yet developed into proof of technological feasibility and for which there is no future alternative use. The calculation of the research and development stage of each R&D project included:
      o Analysis of the completion and development stage of each R&D project.
      o Estimate of the costs required to complete the project and bring it to maturity.
      o The anticipated contribution from sale of the products being developed by the R&D project

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS

      A.    FOR THE YEAR ENDED DECEMBER 31, 2003

      1.    RESTRUCTURING EXPENSES

      As part of the Company's Board of Directors' decision to focus on its two core activities, the Company recorded $ 8.4 million in reorganization expenses associated largely with the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division, mainly termination benefits and rent contract expenses as follows:


                                                                                                      YEAR ENDED
                                                                                                     DECEMBER 31
                                                                                                            2003
                                                                                                   -------------
                                                                                                     $ THOUSANDS
                                                                                                   -------------
         Severance expenses                                                                                6,120
         Rent contract expenses                                                                            2,274
                                                                                                   -------------
                                                                                                           8,394
                                                                                                   =============

      A reconciliation of the beginning and ending restructuring liability balances is as follows:


                                                             SEVERANCE PAY     RENT CONTRACT               TOTAL
                                                             -------------     -------------       -------------
                                                               $ THOUSANDS       $ THOUSANDS         $ THOUSANDS
                                                             -------------     -------------       -------------

      At the beginning of the year                                      --             3,944               3,944

      Restructuring expenses                                         6,120             2,274               8,394
      Paid                                                          (2,428)             (768)             (3,196)
      Classified to pension liability                               (2,985)               --              (2,985)
                                                             -------------     -------------       -------------
      At the end of the year                                           707             5,450               6,157
                                                             =============     =============       =============

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS (CONT'D)

      A.    FOR THE YEAR ENDED DECEMBER 31, 2003 (CONT'D)

      2.    IMPAIRMENT OF ASSETS

      During the reporting period, the Company recorded $6.7 million impairment charge associated mainly with ECtel, a consolidated company, arising from the write-down of goodwill from its Net-Eye acquisition in October 2001 (see Note 19D).

      In June 2003, due to significant reduction in ECtel's revenues, it was determined that goodwill has been impaired. ECtel obtained an independent appraisal to assess whether goodwill carried on the books needed to be written down. The independent appraisal used the Discounted Cash Flow ("DCF") approach to measure the fair value of the goodwill. Under the DCF approach, the fair value of the goodwill is dependent on the present value of future economic benefits to be derived from the reporting unit to which the goodwill was attributed. Future net cash flows available for distribution are discounted at a discount rate of 17.7%, which management believes reflects the risk of the Company.

      ECtel wrote down the impaired goodwill by $ 6.0 million to its present fair value of $ 10.3 million.

      B.    FOR THE YEAR ENDED DECEMBER 31, 2002

      1.    IMPAIRMENT OF ASSETS

      During 2002, the Company made a provision of $ 3.7 million for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7.4 million of inventory relating to discontinued production and marketing of certain products.

      See Note 21 regarding impairment of goodwill and other intangible assets.

      2.    LOSS FROM EXCHANGE OF ASSETS

      In December 2002, the Company closed a transaction pursuant to which it transferred the VOIP and other activities, including certain related net assets with book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the Company resulting from this transaction was changed to Veraz Networks. During 2003 a third party valuation commissioned by Veraz was finalized, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002. The valuation indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI recorded a loss from exchange of assets of $ 6.8 million.

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS (CONT'D)

      C.    FOR THE YEAR ENDED DECEMBER 31, 2001

      During 2001 the Company's management had to adjust its forecast for 2001 revenues significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Management therefore decided to make far-reaching cutbacks, including, among other steps, the dismissal of 1,400 employees (in addition to the 400 whose employment was terminated at the end of December 2000), representing 30% of its total work force. It was also decided to abandon manufacturing and marketing of certain product lines as well as marketing activities in certain geographic areas.

      Following this, the Company included losses in its financial statements regarding Inventory write-offs, impairment of long lived assets (mainly goodwill) and other expenses relating to restructuring (mainly severance pay), as detailed below:

      1.    INVENTORY WRITE-OFF

      Following the adjusted budget and abandonment of products as described above, the Company wrote off $ 99.2 million of inventories which, in its estimation, reflects the write-off of inventory to its fair market value.

      2.    IMPAIRMENT OF LONG-LIVED ASSETS

      (a) During the second quarter of 2000, the Company acquired an activity ("Wavepacer") in the United States, which is engaged in developing products for access solutions, in the amount of $ 62.7 million (see
            Note 19B).

            During 2001, material changes took place worldwide in the telecommunications market, which had far-reaching implications for the Company. Management therefore decided to halt the development activities of Wavepacer and to dismiss most of its employees.

            Accordingly, the financial statements for 2001 include a loss totalling $ 35 million representing the decline in value of goodwill and other intangible assets owing to the acquisition of the above business. This figure reflects, in management's opinion, the value of assets which are not recoverable. In determining the amount of the write down, the Company followed the guidance of FAS 121 using a discounted cash flow model.

      (b) Following material changes in the operations of Enavis and their effect on the results of operations which are reflected by, inter alia, a decline of about 50% in the volume of sales as compared to sales in the past, and in light of the examination made by management of the Company of the updated business model, budgets and forecast of cash flows for the future operations of Enavis, a $ 44 million loss was recorded in the financial statements owing to a decline in the value of the goodwill of Enavis. The figure was determined according to the guidelines of SFAS 121.

      (c) The financial statements include losses from the decline in value of additional intangible assets and other fixed assets in the amount of $ 17.6 million.

NOTE 20 - RESTRUCTURING, IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS (CONT'D)

      3.    RESTRUCTURING AND SPIN OFF EXPENSES

      As  part  of  the   sharp   and   unexpected   decline   in   demand   for
      telecommunication equipment, including the Company's products, the managers of the Company as well as of the various subsidiaries made decisions with respect to business and operating plans. It was decided to stop manufacturing and developing certain products including the related costs the Company will have to pay, to dismiss employees and other expenses related to the reorganization, as follows:
                                                                      YEAR ENDED
                                                                     DECEMBER 31
                                                                            2001
                                                                     $ THOUSANDS
                                                                     -----------
      Severance expenses                                                   9,675
      Rent contract expenses *                                             5,995
      Consultation (legal, tax and other)                                  1,475
      Other (mainly because of cancellation of contracts)                  2,236
                                                                     -----------
                                                                          19,381
                                                                     ===========

      * From which no economic benefit is expected, due to shut down of operations.

NOTE 21 - DISCONTINUANCE OF OPERATIONS

      A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

            In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 were to be transferred to certain key InnoWave employees being transferred to Alvarion).

      B. During the reporting period, ECtel's Board of Directors decided on a plan to sell the operations of the Government segment of ECtel, which provides telecommunication monitoring needs to government agencies.

            The Company found a purchaser for the Government segment and intends to sign a definite agreement with him shortly after the date of these financial statements. (See Note 22).

            The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statements of operations after the loss from continuing operations.


NOTE 21 - DISCONTINUANCE OF OPERATIONS (CONT'D)

      C.    ASSETS AND LIABILITIES OF THE DISCONTINUED  SEGMENT AND DISCONTINUED
            OPERATION
                                                                                 DECEMBER 31         DECEMBER 31
                                                                                        2003                2002
                                                                              $ IN THOUSANDS      $ IN THOUSANDS
                                                                              --------------      --------------
      Assets relating to discontinued segment and discontinued operation*
      Trade and other receivables                                                          -               8,883
      Inventory                                                                          332               8,798
      Long-term receivables                                                                -               2,234
      Property, plant and equipment                                                    1,394                 733
      Other assets                                                                       589
                                                                              --------------      --------------
                                                                                       2,315              20,648
                                                                              ==============      ==============


                                                                                 DECEMBER 31        DECEMBER 31
                                                                                        2003               2002
                                                                              $ IN THOUSANDS     $ IN THOUSANDS
                                                                              --------------      --------------
      Liabilities relating to discontinued segment and discontinued operation*
      Trade payables                                                                      --               2,699
      Other payables                                                                     541               9,449
      Liability for employee severance benefits, net                                     194                  --
                                                                              --------------      --------------
                                                                                         735              12,148
                                                                              ==============      ==============

      * The assets and liabilities as of December 31, 2003 relate to the discontinued Governmental segment.

            The assets and liabilities as of December 31, 2002, relate to the discontinued Innowave segment.


NOTE 21 - DISCONTINUANCE OF OPERATIONS (CONT'D)

      D.    RESULTS OF OPERATIONS OF THE  DISCONTINUED  SEGMENT AND DISCONTINUED
            OPERATION

                                                                            YEAR ENDED DECEMBER 31
                                                            ----------------------------------------------------
                                                                      2003              2002                2001
                                                            $ IN THOUSANDS    $ IN THOUSANDS      $ IN THOUSANDS
                                                            --------------    --------------      --------------

      Segment and operation revenues                                15,840            89,988             142,881
      Segment and operation expenses (1)                            21,211           119,172             204,821
      Cumulative effect of an accounting
       change, net (Note 1U1)                                           --            36,646                  --
                                                            --------------    --------------      --------------
      Results of segment and operation activities                   (5,371)          (65,830)            (61,940)
                                                            ==============    ==============      ==============

      (1) Including impairment of long-lived assets for the years ended December 31, 2002 and 2001, in the amount of $ 22,678* thousand and $ 26,980 thousand, respectively, (see note 19C).

      * As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1V), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

NOTE 22 - SUBSEQUENT EVENT

      A. On February 9, 2004 - ECtel, a subsidiary of the Company, signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. for approximately $35 million in cash. According to the terms of the transaction, the Company will transfer to Verint various assets and liabilities relating to its Government Surveillance business. It is expected that the impact of the transaction will be recorded in the Company's first quarter financial statements. The transaction is subject to customary closing conditions, including regulatory approvals.

      B. On March 9 2004, the Board of Directors of ECI decided, in principle, that ECI will distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. ECI currently holds approximately
            10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI will hold approximately 16% of ECtel's outstanding shares. The distribution of the shares is subject to approval by the Tel Aviv District Court, the consent of ECI's banks and a ruling from the tax authorities. The Board intends to declare the distribution and fix the record date when these approvals are obtained.

[MAZARS PAARDEKOOPER HOFFMAN LOGO]
--------------------------------------------------------------------------------
                                                     MAZARS PAARDEKOOPER HOFFMAN

Board of Directors
ECI Telecom Ltd.
P.O. Box 3083 PETAH TIKVA 49130 Israel

                                                      Amsterdam, 22 January 2004
                                                                    213845/004AW

Dear Sirs,

We have audited the accompanying balance sheets of ECI Telecom Holdings B.V. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom Holdings B.V. as of December 31, 2003 and 2002, and the results of its operations, changes in its retained earning and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

Yours sincerely

MAZARS PAARDEKOOPER HOFFMAN

/s/ J.D.G. Noach RA
-------------------------
Drs. J.D.G. Noach RA
(Jacques.noach@mazars.nl)

[MAZARS PAARDEKOOPER HOFFMAN LOGO]
--------------------------------------------------------------------------------
                                                     MAZARS PAARDEKOOPER HOFFMAN

Board of Directors
ECI Telecom Ltd.
P.O. Box 3083 PETAH TIKVA 49130 Israel

                                                     Amsterdam, January 30, 2004
                                                                    005368/002AW

Dear Sirs,

We have audited the accompanying balance sheets of ECI Network Solutions B.V. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Network Solutions B.V. as of December 31, 2003, and 2002, and the results of its operations, changes in its retain earning and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

Yours sincerely

MAZARS PAARDEKOOPER HOFFMAN

/s/ Jacques Noach
---------------------------------
Drs. J.D.G. Noach RA
(E-mail: jacques.noach@mazars.nl)

                                                                BLICK ROTHENBERG
                                                           CHARTERED ACCOUNTANTS

           REPORT OF INDEPENDENT AUDITOR'S REPORT TO THE DIRECTORS OF
                            ECI TELECOM (UK) LIMITED

      We have audited the accompanying balance sheets of ECI Telecom (UK) Limited as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom (UK) Limited as of December 31, 2003 and 2002, and the results of its operations, changes in retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      /s/ Blick Rothenberg                                       4 February 2004
      ------------------------
      Blick Rothenberg                                              12 York Gate
      Chartered Accountants                                        Regent's Park
      Registered Auditors (UK)                                    London NW1 4QS
                                                                  United Kingdom

                          [LEO JEGAR & ASSOCIES LOGO]

         SOCIETE D' EXPERTISE COMPTABLE ET DE COMMISSARIAT AUX COMPTES
--------------------------------------------------------------------------------
23, rue du Clos d'Orelans - F 9410 Fontenay sous Bois - Tel.: 33 1 48 73 69 91 -
         Fax: 33 1 48 75 40 43 - www.jegard.com - bienvenue@jegard.com

              1. Independent auditors' report

      We have audited the accompanying balance sheets of ECI TELECOM SARL as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI TELECOM SARL as of December 31, 2003 and 2002, and the results of its operations, changes in its retain earning and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

      Pierre Bernard WILLOT
      Independent Public Accountant

      January 29, 2004


      /s/ Pierre Bernard Willot
      -------------------------

      TO THE BOARD OF DIRECTORS
      ECI TELEKOM LIMITED SIRKETI

      ANKARA

              1. INDEPENDENT AUDITOR'S REPORT

      We have audited the accompanying balance (consolidated) sheets of ECI Telekom Ltd. Sti. (Turkey) as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Telekom Ltd. Sti. (Turkey) as of December 31, 2003 and 2002, and the results of its operations, changes in its retain earning and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

      22.01.2004

      MAZARS/DNEGE Ankara YMM A.S:

      stamp of Denge, Ankara
      Yeminli Mali Musavirlik
      Anonim Sirkety

                                                Mellon Financial Center
      [BDO LOGO]                                1111 Brickell Avenue, Suite 2801
      BDO EEIDMAN, LLP                          Miami, Florida 33131
      ACCOUNTANTS AND CONSULTANTS               Telephone: (305) 381-8000
      -------------------------------           Fax: (305) 374-1135

      INDEPENDENT AUDITOR'S REPORT

      The Board of Directors
      ECI Telecom, Inc.
      Fort Lauderdale, Florida

      We have audited the accompanying balance sheet of ECI Telecom, Inc. as of December 31, 2003 and the related statements of operations, capital deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      The Company is a member of a group of affiliated entities and, as more fully described in Notes 2 and 4 to the accompanying financial statements, is dependent on ECI Telecom, Ltd. for working capital funding. The Company merged, as more fully described in Note 3 to the accompanying financial statements, with certain affiliates during 2003.

                                                    /s/ BDO Seidman, LLP
                                                    ----------------------------
      January 27, 2004                              Certified Public Accountants

                                 DAVID A. LEVINE

                            PROFESSIONAL CORPORATION

                              CHARTERED ACCOUNTANT

#102, 10335 - 172 Street                               Telephone: (780) 421-7501
Edmonton, Alberta T5S 1K9                                    Fax: (780) 425-0896

                                AUDITOR'S REPORT

      TO THE SOLE SHAREHOLDER OF ECI TELECOM (CANADA) INC.

      I have audited the balance sheet of ECI Telecom (Canada) Inc. as at December 31, 2003 and the statements of earnings and deficit, and of cash flows for the year then ended. These financial statements are the responsibility of the Company`s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audits in accordance with generally accepted auditing standards in Canada which, for this company, are substantially identical to those in the United States. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada which, for this company, are substantially identical to those in the United States.

      /s/ David A. Levine
          Professional Corporation

      Chartered Accountants
      January 22, 2004

                          YOAV MARK LEWIS B.Com CAFTIA
                              Chartered Accountant

              1. Independent auditors' report

      We have audited the accompanying balance sheets of ECI Telecom (AUS) Pty Ltd, as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom (AUS) Pty Ltd. as of December 31, 2003 and 2002, and the results of its operations, changes in its retain earning and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

      /s/ Yoav Mark Lewis                      Suite 501, Level 5
      --------------------                     35 Spring Street
      Yoav Mark Lewis                          Bondi Junction NSW 1355
      Chartered accountant                     Fax:   02-9389 9091
                                               Phone: 02-8383 4400
      [Date]  21/01/04                         info@yoav.com.au

[PRICEWATERHOUSECOOPERS LOGO]                      PricewaterhouseCoopers
                                                   29th Philamlife Tower
                                                   8787 Paseo Roxas
                                                   1226 Makati City, Philippines
                                                   Telephone +63(2)845 2728
                                                   Facsimile +63(2)845 2806

                          INDEPENDENT AUDITOR'S REPORT

      To ECI Telecom Ltd. (hereinafter "the parent company") Israel

      We have audited the accompanying special-purpose standard parent company forms balance sheets of ECI Telecom (Philippines), Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the accompanying special-purpose standard parent company forms financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom (Philippines), Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


      /s/ PricewaterhouseCoopers
      --------------------------
      Makati City, Philippines
      January 22, 2004

[PRICEWATERHOUSECOOPERS LOGO]                      PricewaterhouseCoopers
                                                   33rd Floor Cheung Kong Center
                                                   2 Queen's Road Central
                                                   Hong Kong
                                                   Telephone (852) 2289 8888
                                                   Facsimile (852) 2810 9888

                          INDEPENDENT AUDITOR'S REPORT

      To ECI Telecom Ltd. (hereinafter "the parent company") Israel

      We have audited the accompanying special-purpose standard parent company forms balance sheet of ECI Telecom (HK) Ltd. ("the Company") as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the special-purpose standard parent company forms financial statements referred to above present fairly, in all material respects, the financial position of ECI Telecom (HK) Ltd. as of December 31, 2003 and 2002, and the results of its operations, its changes in its retained earnings and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      /s/ PricewaterhouseCoopers
      ----------------------------
      PRICEWATERHOUSECOOPERS
      Certified Public Accountants
      Hong Kong, 21st January 2004

[PRICEWATERHOUSECOOPERS LOGO]                      PricewaterhouseCoopers
                                                   Ten Almaden Boulevard
                                                   Suite 1600
                                                   San Jose CA  95113
                                                   Telephone (408)817-3700
                                                   Facsimile (408)817-7907

                         REPORT OF INDEPENDENT AUDITORS

      To the Board of Directors and Stockholders Of Veraz Networks, Inc.

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations. Of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Veraz Networks, Inc. and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2002 and for the period from October 18, 2001 (date of inception) to December 31, 2002 were audited by other auditors whose report dated March 23, 2004 expressed an unqualified opinion on those statements.

      /s/ PricewaterhouseCoopers
      --------------------------
      March 23, 2004